INTERGRAPH CORPORATION
Huntsville, Alabama 35894-0001

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
May 13, 2004

TO THE SHAREHOLDERS OF INTERGRAPH CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Intergraph Corporation (the "Company" or "Intergraph") will be held at the Intergraph Auditorium, Building 15, Intergraph Way, Huntsville, Alabama, on May 13, 2004, at 5:00 p.m. local time for the following purposes:

1. To elect eight directors to the Board of Directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified (designated as Proposal 1 in the accompanying Proxy Statement).

2. To consider and approve the Intergraph Corporation 2004 Equity Incentive Plan (designated as Proposal 2 in the accompanying Proxy Statement).

3. To consider and approve the Amended and Restated Intergraph Corporation 1997 Stock Option Plan (designated as Proposal 3 in the accompanying Proxy Statement).

4. To consider and approve the Second Amended and Restated Intergraph Corporation 2002 Stock Option Plan (designated as Proposal 4 in the accompanying Proxy Statement).

5. To consider and approve the Amended and Restated Intergraph Corporation Nonemployee Director Stock Option Plan (designated as Proposal 5 in the accompanying Proxy Statement).

6. To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year (designated as Proposal 6 in the accompanying Proxy Statement).

7. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The close of business on March 17, 2004, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

A copy of the Annual Report to Shareholders for the year ended December 31, 2003, is enclosed. It is not part of the proxy solicitation materials.

By Order of the Board of Directors,

DAVID VANCE LUCAS

Secretary

Huntsville, Alabama
March 31, 2004

IF YOU DO NOT EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. NO POSTAGE IS NEEDED IF MAILED IN THE UNITED STATES.

INTERGRAPH CORPORATION
HUNTSVILLE, ALABAMA 35894-0001

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company to be voted at the Annual Meeting of Shareholders to be held May 13, 2004, and at any and all adjournments or postponements thereof. Proposals 1 through 6 will be presented at the Meeting by management.

With regard to Proposal 1, the form of proxy permits approval of all nominees or withholding of votes as to all nominees or specific nominees for director, and permits approval, disapproval, or abstention with regard to Proposals 2 through 6. If the enclosed form of proxy is properly executed, returned, and not revoked, it will be voted in accordance with the specifications, if any, made by the shareholder and, if specifications are not made, will be voted **FOR** the nominees named in this Proxy Statement to the Company's Board of Directors, **FOR** approval of the Intergraph Corporation 2004 Equity Incentive Plan, **FOR** approval of the Amended and Restated Intergraph Corporation 1997 Stock Option Plan, **FOR** approval of the Second Amended and Restated Intergraph Corporation 2002 Stock Option Plan, **FOR** approval of the Amended and Restated Intergraph Corporation Nonemployee Director Stock Option Plan, and **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year. If your shares are held by your broker or other nominee, often referred to as in "street name," you will receive a form from your broker seeking instructions as to how your shares should be voted. If your shares are held in street name and you do not issue instructions to your broker, your broker may vote your shares in its discretion on routine matters, but may not vote your shares on non-routine matters. The election of directors and the ratification of Ernst & Young LLP (Proposals 1 and 6) as the independent auditors are routine matters. Proposals 2 through 5 are not routine matters. Therefore, if you do not issue instructions to your broker on Proposals 2 through 5, your broker may not vote your shares on such matters. If your broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker non-vote."

It is not expected that any matter not referred to herein will be presented for action at the Meeting. If any other matters are properly brought before the Meeting, including, without limitation, a motion to adjourn the Meeting to another time and/or place for the purpose of, among other things, permitting dissemination of information regarding material developments relating to any of the Proposals, or soliciting additional proxies in favor of the approval of any of the Proposals, the persons named on the accompanying proxy card will vote the shares represented by such proxy upon such matters in their discretion; provided, however, that if the Company proposes to adjourn the Meeting for the purpose of soliciting additional votes in favor of any of the Proposals, and seeks a vote of shareholders on such adjournment, no proxy that is voted against Proposal 7 (or on which a shareholder elects to abstain on such matter) will be voted in favor of any adjournment for the purpose of soliciting additional proxies in favor of any Proposals. Any other proxy will be deemed to have voted **FOR** such adjournment proposal if such proposal to adjourn is made by the Company. Should the Meeting be reconvened, all proxies will be voted in the same manner as such proxies would have been voted when the Meeting was originally convened, except for the proxies effectively revoked or withdrawn prior to the time proxies are voted at such reconvened meeting.

The cost of solicitation of proxies will be borne by the Company. Proxies may be solicited by directors, officers, or other employees of the Company in person or by telephone or mail. The Company requests that brokerage houses and other custodians, nominees, and fiduciaries forward solicitation materials to the beneficial owners of shares of the Company's Common Stock, $0.10 par value (the "Common Stock") held of record by such persons, and the Company will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred when the solicitation materials are forwarded. On or about March 31, 2004, the Company will commence mailing this Proxy Statement, the enclosed form of proxy, and the attached Notice to holders of its Common Stock.

Shareholders who sign proxies have the right to revoke them at any time before they are voted by filing with the Secretary of the Company either an instrument revoking the proxy or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

The close of business on March 17, 2004, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

GENERAL

The holders of a majority of outstanding shares of the Company's Common Stock as of the record date must be present in person or be represented by proxy to constitute a quorum and act upon the proposed business. Failure of a quorum to be represented at the Meeting will necessitate an adjournment or postponement and will subject the Company to additional expense.

Proposal 1 discussed in this Proxy Statement requires the affirmative vote of a plurality of the votes cast at the Meeting. Proposals 2 through 6 discussed in this Proxy Statement, and, if applicable, Proposal 7, require the affirmative vote of the holders of a majority of the outstanding shares represented at the Meeting and entitled to vote thereon. The Board of Directors recommends that you vote:

- **FOR** the nominees named in this Proxy Statement to the Company's Board of Directors;

- **FOR** approval of the Intergraph Corporation 2004 Equity Incentive Plan;

- **FOR** approval of the Amended and Restated Intergraph Corporation 1997 Stock Option Plan;

- **FOR** approval of the Second Amended and Restated Intergraph Corporation 2002 Stock Option Plan;

- **FOR** approval of the Amended and Restated Intergraph Corporation Nonemployee Director Stock Option Plan; and

- **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for the current fiscal year.

Votes are counted by the Company's transfer agent. The Company's Certificate of Incorporation and Bylaws contain no provisions concerning the treatment of abstentions and broker non-votes. In accordance with Delaware law, abstentions and broker non-votes will have no effect on the outcome of Proposal 1. Abstentions will have the same effect as a vote cast against Proposals 2 though 6, and broker non-votes will have no effect on the outcome of Proposals 2 through 6. Both abstentions and broker non-votes will be included in the determination of the presence of a quorum.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company's Board of Directors has established a set of Corporate Governance Guidelines. These guidelines address such matters as director qualifications, director nominations, Board composition, director meetings, Board committees and other matters. The Board of Directors believes such guidelines to be appropriate for the Company in its effort to promote sound corporate governance practices. You may access a copy of the Company's Corporate Governance Guidelines on the investor relations page of the Company's website at www.intergraph.com.

The Company's director nominees are recommended to the Board of Directors by a Nominating Committee which is composed solely of independent directors. You may access a copy of the Nominating Committee's charter on the investor relations page of the Company's website at www.intergraph.com.

Director Independence

The Board has determined that each of the following directors is an "independent director" within the meaning of the listing standards of the National Association of Securities Dealers, Inc. (the "NASD") and that each such director does not have any relationship that would preclude a finding of independence:

Sidney L. McDonald	Linda L. Green
Thomas J. Lee	Richard W. Cardin
Lawrence R. Greenwood	Michael D. Bills

Director Qualifications

The Company's Corporate Governance Guidelines contain membership criteria that apply to nominees for the Company's Board of Directors. The Company's Board of Directors and its Nominating Committee have also adopted a procedure for the evaluation of director candidates (the "Nominee Procedures") that contain certain minimum qualifications for candidates (including those candidates recommended by the Company's shareholders). The Company's Corporate Governance Guidelines provide that the Nominating Committee will consult with the Corporate Governance Committee on an annual basis regarding the results of the annual performance evaluation of the Board and its Committees, and the qualifications of potential director candidates in accordance with the Corporate Governance Committee's Charter and the Company's Corporate Governance Guidelines. The consideration of a candidate as a director will include the Corporate Governance Committee's assessment of the individual's background, skills and abilities, and whether such characteristics are consistent with the Company's Corporate Governance Guidelines and fulfill the needs of the Board at that time. The Corporate Governance Committee will be responsible for consulting with the Nominating Committee regarding shareholder proposals with respect to director nominations.

The Nominee Procedures provide that candidates for nomination to the Board of Directors, including those recommended by shareholders in compliance with the Company's Certificate of Incorporation, Bylaws and applicable law, are required to be submitted to the Nominating Committee's Chair with as much biographical information as is available and a brief statement of the candidates' qualifications. The Nominating Committee will consider whatever factors it deems appropriate in its assessment of a candidate; however, at a minimum, a candidate must in the Committee's judgment:

- be able to represent the interests of the Company and all of its shareholders and not be disposed by affiliation or interest to favor any individual, group or class of shareholders or other constituency;

- meet the minimum qualifications for directors set forth in the Corporate Governance Guidelines and fulfill the needs of the Board of Directors at that time; and

- possess the background and demonstrated ability to contribute to the Board's performance of its collective responsibilities, through senior executive management experience, relevant professional or academic distinction, and/or a record of relevant civic and community leadership.

The Nominating Committee will also consider the views of the Corporate Governance Committee regarding the qualifications of candidates.

In addition to these minimum qualifications, the Nominating Committee may also consider whether the candidate:

- is of the highest ethical character and shares the core values of the Company as reflected in the Company's Corporate Governance Guidelines and the Company's Code of Business Conduct and Ethics;

- has a reputation, both personal and professional, consistent with the image and reputation of the Company;

- is highly accomplished in the candidate's field;

- is an active or former Chief Executive Officer of a public company or a technology company or is a leader of another complex organization;

- has relevant expertise and experience, and would be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience; and

- has the ability to exercise sound business judgment.

Process for Identifying Candidates

The Nominating Committee seeks to identify candidates for membership on the Company's Board of Directors through conversations with members of the Board of Directors, senior management and others. The Nominating Committee also considers nominees proposed by the Company's shareholders in accordance with the provisions contained in the Company's Certificate of Incorporation, Bylaws and applicable law, and consistent with the Nominee Procedures. Pursuant to the Company's Bylaws, any shareholder may nominate a person for election to the Company's Board of Directors at the Company's Annual Meeting of Shareholders, provided that the nomination is received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's Annual Meeting of Shareholders. Each notice submitted in this manner must comply with the Company's Bylaws and must include the name and address of the nominee(s) and all other information with respect to the nominee as required to be disclosed in the proxy statement for the election of directors under applicable rules of the Securities and Exchange Commission ("SEC"), including the nominee's consent to being named as a nominee and to serving as a director, if elected. Additionally, the nominating shareholder must provide his or her name and address as it appears in the stock records of the Company and the number of shares of Common Stock beneficially owned by such shareholder.

Evaluation of Candidates

The Nominating Committee will consider all candidates nominated in accordance with the processes described above. The Chair of the Nominating Committee may preliminarily assess a candidate's qualifications and suitability, working with staff support and seeking Board input, and report such assessment as promptly as practicable to the Nominating Committee and to the Chair of the Corporate Governance Committee. When feasible, the Chair of the Nominating Committee will interview candidates whom the Chair believes are likely to meet the criteria for Board membership as part of the preliminary assessment process. The report may be made to the Nominating Committee at a meeting of the Committee or informally to each Committee member between meetings, as well as to the Chair of the Corporate Governance Committee, formally or informally.

If it is the consensus of the Nominating Committee that a candidate is likely to meet the criteria for Board membership and fulfill the needs of the Board at that time, the Chair of the Nominating Committee or other representative of the Board will advise the candidate of the Committee's preliminary interest and, if the candidate expresses sufficient interest, will arrange interviews of the candidate with one or more members of the Nominating Committee and the Corporate Governance Committee, and request such additional information from the candidate as the Nominating Committee deems appropriate. The Nominating Committee will consider the candidate's qualifications, the Corporate Governance Committee's assessment of the individual's background, skills and abilities, and whether such characteristics are consistent with the Company's Corporate Governance Guidelines and fulfill the needs of the Board at that time, and such other factors as it deems appropriate in order to confer and reach a collective assessment as to the qualifications and suitability of the candidate for Board membership. If the Nominating Committee determines that the candidate is suitable and meets the criteria for Board membership, the candidate may be invited to meet with senior management of the Company, both to allow the candidate to obtain further information about the Company and to give management a basis for input to the Nominating Committee regarding the candidate. On the basis of its assessment, and taking into consideration input from the Corporate Governance Committee and senior management, the Nominating Committee will formally consider whether to recommend the candidate's nomination for election to the Board of Directors.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of the Company's employees and directors. The purpose of the Code of Conduct is to, among other things, provide written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the SEC and other public communications by the Company; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations of the Code of Conduct; and accountability for adherence to the Code of Conduct. Each director and executive officer is required to read and certify annually that he or she has read, understands and will comply with the Code of Conduct.

Under the Sarbanes-Oxley Act of 2002 and the SEC's related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company's Chief Executive Officer and senior financial officers are bound by the Company's Code of Conduct which contains provisions consistent with the SEC's description of a code of ethics.

A copy of the Company's Code of Conduct can be obtained from the investor relations page of the Company's website at www.intergraph.com. The Company intends to disclose any legally required amendments to, or waivers from, the Code of Conduct with respect to its directors and officers on the investor relations page of the Company's website at www.intergraph.com.

Communications with Members of the Board

The Company's Board of Directors has established procedures for the Company's shareholders to communicate with members of the Board of Directors. Shareholders may communicate with any of the Company's directors, including the chair of any of the committees of the Board of Directors, by writing to such director(s) c/o Intergraph Corporation, Mailstop IW2008, Huntsville, AL 35894-0001, Attention: Corporate Secretary or by email to boardofdirectors@intergraph.com. Appropriate communications will be forwarded to such director(s) by the Corporate Secretary.

Board Member Attendance at Annual Meetings

The Company strongly encourages each member of the Board of Directors to attend the Annual Meetings of Shareholders. All of the Company's directors attended the 2003 Annual Meeting of Shareholders.

COMMON STOCK OUTSTANDING AND PRINCIPAL SHAREHOLDERS

As of March 1, 2004, there were outstanding 36,470,874 shares of the Company's Common Stock. Holders of Common Stock are entitled to one vote per share.

The following table sets forth information as of March 1, 2004, as to:

(a) the only persons who were known by the Company to own beneficially more than 5% of the outstanding Common Stock of the Company;

(b) the shares of Common Stock beneficially owned by the directors and nominees of the Company;

(c) the shares of Common Stock beneficially owned by R. Halsey Wise, President and Chief Executive Officer ("CEO") of the Company, who is also a director and nominee; James F. Taylor, who was Chairman of the Board and CEO of the Company until his retirement on July 25, 2003; and the four most highly compensated executive officers of the Company who were serving as such at December 31, 2003 (collectively, Mr. Wise, Mr. Taylor, and the four most highly compensated executive officers are the "Named Executive Officers"); and

(d) the shares of Common Stock beneficially owned by all directors, nominees, Named Executive Officers, and all other executive officers of the Company as a single group.

Name	Number of Shares and Nature of Beneficial Ownership		Percent of Class [2]
	Common Shares Owned[1]	Options Exercisable Within 60 Days	
Director Nominees			
Sidney L. McDonald	90,000	7,500	*
R. Halsey Wise	135,000	---	*
Larry J. Laster	41,047[3]	37,000	*
Thomas J. Lee	3,000	7,500	*
Lawrence R. Greenwood	1,400	4,500	*
Linda L. Green	8,202[4]	2,500	*
Richard W. Cardin	---	1,000	*
Michael D. Bills	---	---	*

Named Executive Officers

Gerhard Sallinger	26,500	20,250	*
Roger O. Coupland	24,254	48,500	*
William E. Salter	193,909	13,500	*
Preetha R. Pulusani	33,342	24,000	*

Former CEO

James F. Taylor, Jr.	74,257[5]	---	*

Retiring Director

Joseph C. Moquin	4,000	1,500	*

All directors, nominees, and executive officers as a group (17 persons), including the foregoing directors, nominees, and Named Executive Officers	676,393	180,250	2.3%

* Indicates beneficial ownership of less than 1%

[1] Unless otherwise noted, the indicated owner has sole voting power and sole investment power.

[2] Shares issuable upon exercise of stock options that are exercisable within 60 days of March 1, 2004, are considered outstanding for the purposes of calculating the percentage of total outstanding Common Stock owned by directors and executive officers, and by directors, nominees, and executive officers together as a group. Such shares are not considered outstanding for the purposes of calculating the percentage of total outstanding Common Stock owned by any person or group.

[3] This figure consists of 10,000 shares owned jointly by Mr. Laster and his wife as to which voting and investment powers are shared.

[4] This figure excludes 2,051 shares owned by Mrs. Green's husband as to which Mrs. Green expressly disclaims beneficial ownership.

[5] This figure excludes 24,699 shares owned by Mr. Taylor's wife as to which Mr. Taylor expressly disclaims beneficial ownership.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors has fixed the number of members of the Board at nine by resolution pursuant to authority granted by the Bylaws of the Company. There are nine directors at present; however, Joseph C. Moquin will retire from the Board at the end of his current term. The number of directors will be fixed at eight directors effective as of the Annual Meeting of Shareholders. The directors of the Company are currently elected at each Annual Meeting of Shareholders and serve for a term of one year. Election of directors will be determined by a plurality of the votes cast at the Meeting.

The Board of Directors proposes that the eight nominees listed below, each of whom were recommended by the Nominating Committee in consultation with the Corporate Governance Committee, be elected as directors to serve for a term of one year and until their respective successors are duly elected and qualified, subject to their prior death, resignation, retirement, disqualification, or removal from office. Proxies may not be voted for more than eight persons.

It is the intention of the persons named in the proxy to vote the proxies for the election of the nominees listed below, all of whom are presently directors of the Company. If any nominee should become unavailable to serve as a director for any reason (which is not anticipated), the persons named as proxies reserve full discretion to vote for such other person or persons as may be nominated.

The nominees for director, together with certain information regarding each of them, are as follows:

Name and Age	Positions/Offices with the Company	Director of the Company Since
Sidney L. McDonald (65)	Chairman of the Board and Director	1997
R. Halsey Wise (38)	President, Chief Executive Officer, and Director	2003
Larry J. Laster (52)	Executive Vice President, Chief Financial Officer, and Director	1987
Thomas J. Lee (68)	Director	1997
Lawrence R. Greenwood (64)	Director	2000
Linda L. Green (52)	Director	2001
Richard W. Cardin (68)	Director	2002
Michael D. Bills (46)	Director	2003

Sidney L. McDonald was elected Chairman of the Board upon James F. Taylor, Jr.'s retirement in July 2003. He served as President of Brindlee Mountain Telephone Company, a provider of local telephone services in North Alabama, from 1961 until his retirement in July 2000. Mr. McDonald is a founder of Deltacom Long Distance Services, Inc. and served as its Chief Executive Officer from 1984 through 1996. He also served as Chief Executive Officer of Marshall Cellular, a cellular telephone service company, from 1988 through 1996, and of Southern Interexchange Services, a fiber optic telecommunications network, from 1990 through 1996. Mr. McDonald is a member of the University of Alabama Board of Trustees, and has served in the Alabama Legislature and as Finance Director for the State of Alabama.

R. Halsey Wise joined the Company in July 2003 as President and CEO and was elected to the Board at that time. Prior to joining Intergraph, he served as CEO, North America of Solution 6 Holdings, Ltd., the largest software company in Australia. Prior to that, Mr. Wise was President and COO of Computer Management Sciences, Inc., an information technology services company that was later acquired by Computer Associates International. At Computer Associates, he was General Manager, North America for Global Professional Services. Prior to that, Mr. Wise was an investment banker specializing in software and technology services with The Robinson-Humphrey Company. Mr. Wise holds a Masters degree in finance and marketing from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.A. degree in History from the University of Virginia.

Larry J. Laster joined the Company in 1981 and served as Executive Vice President and Chief Financial Officer from February 1987 through February 1998, at which time he resigned from the Company to serve as Chief Operating Officer of a privately owned company specializing in the development, sale, and support of business systems for the petroleum distribution and convenience store industries. He rejoined the Company in June 1998 as Vice President and Chief Financial Officer of IPS. In September 2001, Mr. Laster was elected Executive Vice President and Chief Financial Officer of Intergraph Corporation and continues to serve in that capacity. Mr. Laster holds a bachelor's degree in accounting.

Thomas J. Lee is a founder of Lee and Associates, an engineering services firm specializing in guided missile systems, and has served as its President since January 1997. He was employed for thirty-six years by NASA, and was the Director of the George C. Marshall Space Flight Center from June 1989 through January 1994. Mr. Lee served as Special Assistant to the NASA Administrator for Access to Space from January 1994 through March 1995. Mr. Lee is a registered professional engineer and is a member of numerous advisory boards and committees within his field.

Dr. Lawrence R. Greenwood serves as Vice President of Research at the University of Alabama in Huntsville and has served in that capacity since August 1998. He spent fifteen years with NASA, serving as Director of the Earth Observations Division in NASA Headquarters and, more recently, as Manager of the Global Hydrology and

Climate Center in Huntsville from September 1994 through August 1998. He served as President of Ball Aerospace Systems Division from 1985 through 1987 and President of Nichols Research Corporation, an information technology company specializing in information solutions and services, from 1991 to 1994. He also served as Vice President and General Manager of the General Electric Astro Space Division from 1988 to 1991. Dr. Greenwood is Chairman of the Board of Directors for Teledyne Solutions, Inc. and is a registered professional engineer and a certified financial planner.

Linda L. Green has served as Chief Executive Officer since June 2001 and as President since October 2003 of the North Alabama Region of Colonial Bank, the forty-fourth largest bank in the United States. From June 1993 to June 2001, Mrs. Green served as President and Chief Executive Officer of the Huntsville/Tennessee Region of Colonial Bank. In January 2002, she was confirmed by the Alabama Senate to serve on the State of Alabama's Ethics Commission. She also serves on the University of Alabama in Huntsville Foundation. Her past service includes Vice Chair and Chair of the Alabama Space Science Commission, the Von Braun Center Board of Control, the Alabama State Banking Board, 1998 Chair for the Huntsville Madison County Chamber of Commerce, the Board of United Way and numerous other civic and charitable organizations.

Richard W. Cardin retired from Arthur Andersen LLP in 1995 after thirty-seven years of service. Mr. Cardin was Managing Partner of its Nashville office from 1980 to 1994 and Managing Partner of its Chattanooga office from 1969 to 1980. He serves on the Board of Directors of Atmos Energy Corporation, a distributor of pure natural gas, and is a member of its Audit and Nominating Committees. He also serves on the Board of Directors of United States Lime & Minerals, Inc., a manufacturer of lime and limestone products, and is Chairman of its Audit Committee. He serves as Past-Chairman of the Advisory Committee to the Dean of the School of Business of the University of Tennessee at Knoxville and on the Board of Trust of the Junior League of Nashville. Mr. Cardin is a certified public accountant and has extensive past leadership positions with various civic and educational organizations.

Michael D. Bills was elected to the Board of Directors on October 7, 2003, in accordance with the Articles of Incorporation and Bylaws of the Company. Mr. Bills is the founder and President of Bluestem Asset Management, LLC in Charlottesville, VA. Previously, Mr. Bills served as Chief Investment Officer for the Investment Management Company of the University of Virginia from 2001 to 2003. His other experience includes serving as Senior Managing Director and Chief Operating Officer of Tiger Management, LLC, a New York-based global money management firm from 1995 to 1999. He currently serves on the Board of Directors of Telephone and Data Systems, Inc., and previously served on the Boards of Directors of Xtra Corporation and the India Magnum Fund. Mr. Bills holds an economics degree and MBA, and serves as a visiting scholar at the University of Virginia's McIntire School of Commerce.

BOARD COMMITTEES AND ATTENDANCE

The Board of Directors and its Audit, Compensation, Nominating, and Corporate Governance Committees meet periodically as meetings are deemed necessary. During the year ended December 31, 2003, the Board of Directors held twelve meetings, the Audit Committee held six meetings, the Compensation Committee held eleven meetings, the Nominating Committee held one meeting, and the Corporate Governance Committee (formed on July 30, 2003) held two meetings. All current directors were present for more than 75% of the aggregate Board and committee meetings for the periods during 2003 in which they served.

Each member of the Audit, Compensation, Nominating, and Corporate Governance Committees is independent within the meaning of the listing standards of the NASD and the applicable rules and regulations of the SEC. The Audit Committee consists of Mr. Cardin (Chair), Mrs. Green, Dr. Greenwood, and Mr. Lee. The Board of Directors has determined that Mr. Cardin qualifies as an "audit committee financial expert" within the applicable rules and regulations of the SEC. The Board of Directors has also determined that each member of the Audit Committee meets the additional independence and other qualifications applicable to directors serving on audit committees and that at least one member satisfies the applicable financial sophistication requirements. The Compensation Committee consists of Dr. Greenwood (Chair), Mr. McDonald, Mr. Lee, Mr. Moquin, Mrs. Green, and Mr. Cardin. The Nominating Committee consists of Mr. Lee (Chair), Mr. McDonald, Dr. Greenwood, Mr. Moquin, and Mrs. Green. The Corporate Governance Committee consists of Mrs. Green (Chair), Mr. McDonald, Mr. Lee, Dr. Greenwood, Mr. Moquin, Mr. Cardin, and Mr. Bills. A copy of each committee's charter is available on the investor relations page of the Company's website at www.intergraph.com.

The purpose of the Compensation Committee is to oversee management compensation, including CEO compensation. Additional information regarding the functions performed by the Compensation Committee and the determination of management compensation is included in the "Report of the Compensation Committee" following.

The purpose of the Nominating Committee is to consider and recommend nominees for director, including those recommended by shareholders of the Company. The Nominating Committee's responsibilities are set forth in a written charter which has been approved by the Company's Board of Directors and is available on the investor relations page of the Company's website at www.intergraph.com.

The purpose of the Corporate Governance Committee is to oversee the Company's Corporate Governance Guidelines, assist the Board of Directors to enhance its performance, and lead the Board in its annual performance evaluation of the Board and its committees.

Information regarding the purpose and functions of the Audit Committee is set forth in the "Report of the Audit Committee" following.

Report of the Audit Committee

The Audit Committee is composed of four independent directors as defined under the applicable rules of The Nasdaq Stock Market® ("NASDAQ"), Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations of the SEC. The Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has primary responsibility for the Company's financial statements and reporting process, including the systems of internal controls. In light of certain new NASDAQ listing requirements, the Audit Committee reviewed its charter and determined that it was appropriate to amend the charter. A copy of the amended charter is attached as Exhibit A to the Company's proxy statement.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditors. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). In addition, the Audit Committee has received from the independent auditors the written disclosures required by the pronouncements of the Independence Standards Board and discussed with them their independence from the Company and its management. The Audit Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended and the Board of Directors has approved the Company's audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the SEC.

Members of the Audit Committee:

Richard W. Cardin, Chair
Linda L. Green
Lawrence R. Greenwood
Thomas J. Lee

The foregoing report of the Audit Committee does not constitute soliciting material and shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors, and persons who own more than ten percent of a registered class of the Company's equity securities, if any, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater-than-ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such forms and any amendments thereto furnished to the Company, or on written representations that no forms were required, the Company believes that during the year ended December 31, 2003, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were met, other than a single late report filed by each of Gerhard Sallinger, Larry Laster, Preetha Pulusani, Roger Coupland, William Salter, and Joseph Moquin due to administrative errors by the Company.

EXECUTIVE COMPENSATION

Information relating to compensation of certain executive officers of the Company, the policies and practices of the Company relative to executive compensation, and the performance of the Company's Common Stock are presented in this section. This information consists of a summary compensation table, information on stock option grants, exercises and year-end values, director compensation, employment contracts, restricted stock awards, the Report of the Compensation Committee, and a graph depicting the five-year performance of the Company's Common Stock against the performance of peer companies and the Standard & Poor's 500 Stock Index.

Summary Compensation Table

The following table summarizes the compensation of R. Halsey Wise (CEO), James F. Taylor, Jr. (former CEO), and the other Named Executive Officers of the Company who were serving as such at December 31, 2003.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)[1]	Restricted Stock Award ($)	Securities Underlying Options (#)	
R. Halsey Wise [2] President and CEO	2003	228,173	250,000	---	1,095,000[3]	150,000	175,196
James F. Taylor, Jr. [4] Former CEO	2003	170,792	200,000	---	---	---	37,740
	2002	301,194	300,000	---	---	---	7,857
	2001	300,000	---	---	---	---	7,422
Gerhard Sallinger [5] President, Intergraph Process, Power & Offshore	2003	375,612	314,640	---	---	16,000	26,802
	2002	268,257	253,071	---	---	---	19,998
	2001	194,166	72,078	---	---	25,000	15,686
Roger O. Coupland [6] President, Intergraph Public Safety	2003	265,000	220,000	---	---	14,000	8,328
	2002	263,750	---	---	---	---	7,957
	2001	250,000	---	---	---	---	7,572
William E. Salter [7] President, Intergraph Solutions Group	2003	280,440	188,160	---	---	14,000	8,579
	2002	264,800	---	---	---	---	8,506
	2001	260,000	195,000	---	---	40,000	7,625
Preetha R. Pulusani [8] President, Intergraph Mapping & Geospatial Solutions	2003	292,670	152,038	---	---	16,000	5,565
	2002	260,417	75,000	---	---	---	3,117
	2001	190,700	44,000	---	---	30,000	3,021

[1]   "Other Annual Compensation" for each of the Named Executive Officers does not include the value of certain personal benefits, if any, furnished by the Company or for which it reimburses the Named Executive Officers, unless the value of such benefits in total exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported in the above table for the Named Executive Officers.

[2]   Mr. Wise became the Company's CEO effective July 25, 2003. The amounts reported in "All Other Compensation" for Mr. Wise include a $175,000 signing bonus and $196 in premium payments for term life insurance* in 2003.

[3]   Mr. Wise's restricted stock holdings as of December 31, 2003 were 50,000 shares valued at $1,196,500 or $23.93 per share. Mr. Wise was awarded these shares of restricted stock on July 28, 2003. The restrictions on this award will lapse ratably over four years beginning on the first anniversary of such award. The award carries the right to receive dividends.

[4]   Mr. Taylor served as the Company's CEO until July 25, 2003. The amounts reported for Mr. Taylor include all compensation paid to him during the entire fiscal year for services as the Company's CEO. The amounts reported in "All Other Compensation" for Mr. Taylor include $6,000, $5,535, and $5,100 contributed on his behalf to the Company's retirement plan, and $1,355, $2,322, and $2,322, in premium payments for term life insurance* in 2003, 2002, and 2001, respectively, as well as $30,385 in accrued vacation paid out at his retirement on July 25, 2003.

[5]   Mr. Sallinger first became an executive officer of the Company in 2001. His compensation is paid in euros that fluctuate in value against the U.S. dollar. The amounts reported in "All Other Compensation" for Mr. Sallinger include $15,357, $11,399, and $7,767 contributed on his behalf to the Company's retirement plan, and $11,445, $8,599, and $7,919 in required German pension and insurance payments in 2003, 2002, and 2001, respectively.

[6]   Dr. Coupland first became an executive officer of the Company in 2000. The amounts reported in "All Other Compensation" for Dr. Coupland include $6,000, $5,500, and $5,250 contributed on his behalf to the Company's retirement plan and $2,328, $2,457, and $2,322 in premium payments for term life insurance* in 2003, 2002, and 2001, respectively.

[7]   Dr. Salter first became an executive officer of the Company in 1989. The amounts reported in "All Other Compensation" for Dr. Salter include $4,939, $4,942, and $4,250 contributed on his behalf to the Company's retirement plan and $3,640, $3,564, and $3,375 in premium payments for term life insurance* in 2003, 2002, and 2001, respectively.

[8]   Ms. Pulusani first became an executive officer of the Company in 2001. The amounts reported in "All Other Compensation" for Ms. Pulusani include $4,992, $2,890, and $2,718 contributed on her behalf to the Company's retirement plan, and $573, $227, and $303 in premium payments for term life insurance* in 2003, 2002, and 2001, respectively.

*Premium payments for term life insurance were not made pursuant to split-dollar insurance arrangements.

STOCK OPTION GRANTS, EXERCISES, AND YEAR-END VALUES

Option Grants Table

The Company from time to time awards stock options to key employees, including executive officers and directors, pursuant to stock option plans approved by the shareholders of the Company. The following table sets forth information concerning options granted under these plans to the Named Executive Officers during the year ended December 31, 2003.

OPTION GRANTS IN LAST FISCAL YEAR [1]

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2003	Exercise Price per Share	Expiration Date	Grant Date Present Value[2]
R. Halsey Wise President and CEO	150,000	46%	$21.90	7/28/2013	$753,728
James F, Taylor, Jr. Former CEO	---	---	---	---	---
Gerhard Sallinger President, Intergraph Process, Power & Offshore	16,000	5%	$17.65	3/11/2013	$ 63,618
Roger O. Coupland President, Intergraph Public Safety	14,000	4%	$17.65	3/11/2013	$ 55,666
William E. Salter President, Intergraph Solutions Group	14,000	4%	$17.65	3/11/2013	$ 55,666
Preetha R. Pulusani President, Intergraph Mapping & Geospatial Solutions	16,000	5%	$17.65	3/11/2013	$ 63,618

[1] Options were granted at fair market value on the date of grant. Fair market value is the closing sale price of the Company's stock as reported on NASDAQ. Options vest ratably over four years, 25% per year, beginning on the first anniversary of the grant date, with full vesting on the fourth anniversary of the grant date. Options are granted for a term of ten years from the date of grant.

[2] The grant date present value of the options was determined using the Black-Scholes option-pricing model. Estimated values determined using this model are based on the market value of the stock on the date of grant, the exercise price of the option, and on assumptions as to the risk-free rate of return, volatility of the Company's stock price, and expected term of the option. Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Assumptions used in valuing the grants included an expected volatility of 27% and an expected option life of 1.04 years after vest date. Risk-free rates of return were determined separately for each of the serial vesting periods of the options and ranged from 0.98% to 3.19%.

The actual value, if any, an executive may realize from the exercise of a stock option will equal the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated using the Black-Scholes model, or that any value will be realized.

Aggregated Option Exercises and Year-End Values Table

The following table sets forth information regarding options exercised for shares of the Company's Common Stock during 2003 and the value of securities underlying unexercised stock options held by the Named Executive Officers at December 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year End (#)		Value of Unexercised In-the-Money Options at Year End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
R. Halsey Wise President and CEO	---	---	---	150,000	---	304,500
James F. Taylor, Jr. Former CEO	20,000	---	---	---	---	---
Gerhard Sallinger President, Intergraph Process, Power & Offshore	---	---	13,750	47,250	219,880	575,198
Roger O. Coupland President, Intergraph Public Safety	---	---	45,000	29,000	774,663	363,433
William E. Salter President, Intergraph Solutions Group	---	---	10,000	44,000	120,500	449,420
Preetha R. Pulusani President, Intergraph Mapping & Geospatial Solutions	10,000	---	20,000	38,500	264,813	371,605

The value of unexercised in-the-money options is determined as the excess of the closing sale price of the Company's Common Stock as reported on NASDAQ on December 31, 2003, over the exercise prices of the options held by the Named Executive Officers.

Equity Compensation Plan Information

Information regarding the Company's equity compensation plans approved by shareholders as of December 31, 2003, is summarized below. The Company has no equity compensation plans not previously approved by shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,737,022	$9.17	1,712,000
Equity compensation plans not approved by security holders	---	---	---
Total	**2,737,022**		**1,712,000**

For additional information regarding the Company's equity compensation plans, see Note 12 of Notes to Consolidated Financial Statements in the Intergraph Corporation 2003 Annual Report to Shareholders.

Compensation of Directors

Directors who are also employees of the Company do not receive additional compensation for their service as directors. Nonemployee directors received an annual retainer of $20,000, paid in quarterly installments, plus $1,000 for each Board and committee meeting attended. The Chair of the Company's Audit Committee received an annual retainer of $5,000 in addition to the standard annual Board member retainer. Other compensation includes mileage paid at $.30 per mile for each member whose home is more than 25 miles from Intergraph headquarters and $50 for each hour traveled, computed round trip. In addition, any commercial travel expenses are fully reimbursed. All directors received the full annual retainer in 2003, except for Mr. Bills who received a pro-rated portion based on the date of his election to the Board.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved at the 1998 Annual Meeting of Shareholders. Under this plan, any new nonemployee director is granted an option to purchase 3,000 shares of the Company's Common Stock when he or she is first elected to the Board. At each Annual Meeting of Shareholders, each nonemployee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company's Common Stock. The exercise price of each option granted is the fair market value of the Company's Common Stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options vest ratably over three years, beginning on the first anniversary of the date of grant. If Proposal 2 is approved at the Meeting, future awards to directors will be made pursuant to the 2004 Equity Incentive Plan.

Employment Contracts

Mr. Wise holds an employment agreement with the Company that provides him a fixed base salary, cash bonuses, stock options, and restricted stock awards. The employment agreement is effective through July 31, 2005, and automatically extends for one year on each subsequent anniversary unless either party gives 90 days written notice. It may be terminated at any time with proper notice. The termination provisions of this contract provide for severance benefits of up to 200% of his base salary, a pro rata bonus for the year in which termination occurs, and fully paid health insurance benefits for one year following the date of termination. No severance beyond salary and benefits through date of termination shall be paid for resignation without good reason or termination for cause. The agreement also includes a non-renewal payment equal to 100% of his base salary in the event the Company elects not to extend the original Agreement.

 Mr. Wise's employment agreement also provides that all stock options granted to Mr. Wise pursuant to the agreement will immediately vest and all restrictions relating to restricted stock awards made pursuant to the agreement will automatically lapse in the event of a "change in control." In addition, Mr. Wise will be indemnified by the Company for any excise tax due under Section 4999 of the Internal Revenue Code of an amount sufficient to place Mr. Wise in the same after-tax position as he would have been had no excise tax been imposed upon or paid by him. Mr. Wise's employment agreement was amended March 1, 2004, to provide a long-term incentive award of restricted stock in lieu of a contractually required award of options to purchase the Company's Common Stock scheduled to be made in July 2004.

Mr. Sallinger holds an employment agreement with one of the Company's European business entities. The employment agreement provides him (in euros) a fixed base salary, a permanent advance for travel expenses, a vehicle and related expenses. The contract is open-ended, but may be terminated by either party giving a notice of six weeks prior to the end of a quarter. A contract penalty equal to the last monthly salary may apply if the employment relationship is terminated prematurely.

Compensation Committee Interlocks and Insider Participation

The Company has a standing Compensation Committee consisting of Dr. Greenwood (Chair), Mr. McDonald, Mr. Lee, Mr. Moquin, Mrs. Green, and Mr. Cardin. No member of the Compensation Committee is or has ever been an officer or employee of the Company or any of its subsidiaries, or had any relationship requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended. There were no instances of Compensation Committee interlocks in 2003.

Report of the Compensation Committee

The Compensation Committee of the Board of Directors is composed of all nonemployee directors. The following committee report reflects the committee's activities in 2003 with regard to executive compensation. The Compensation Committee held eleven meetings, seven of which were related to the employment and compensation of a new CEO.

Compensation Committee Charter and Objectives

In accordance with its charter, the responsibilities of the Compensation Committee include the oversight of the Company's executive officer compensation policies and practices. In fulfilling these responsibilities, the committee conducts an annual review of the Company's executive compensation programs and policies in order to attain the following objectives:

- offer fair and competitive base salaries consistent with the Company's position in the markets in which it competes,
- reward executive officers for corporate and individual performance through incentive bonus programs,
- encourage future performance through the use of long-term incentives such as stock options and restricted stock awards, and
- encourage executive officers to acquire and retain ownership of the Company's Common Stock.

The Company's executive compensation programs and policies are intended to enable the Company to attract, retain, and motivate appropriate management talent. To achieve this objective, the Compensation Committee utilizes annual base salaries together with annual and long-term incentives tied to business unit or corporate performance. As a result, the Compensation Committee awards incentive stock options, non-qualified stock options and/or restricted stock to executive officers and other key employees of the Company.

Executive Officer Compensation for 2003

For 2003, the CEO was responsible for formulating a recommendation for the compensation of all other executive officers of the Company. The CEO and the Compensation Committee reviewed and considered independent industry survey results concerning the compensation practices of similarly situated companies, including, where available, specific regional, industry, and competitor compensation data and other information. Based upon a review of the information received, their own business experience, the recommendations of the CEO, and such other matters as they deemed appropriate in their subjective judgment, the Compensation Committee approved the CEO's compensation recommendations.

Each of the vertical presidents and the corporate CFO participates in a formal bonus plan that is tied to the financial performance of the unit or the Company as a whole. There is no bonus payable until the executive officer reaches the specified performance targets. As the executive officer exceeds the specified performance targets, bonuses are earned. The bonuses are capped at twice the executive officer's annual incentive target. When there are increases in responsibilities, the Compensation Committee may occasionally award a bonus to an executive officer, if deemed appropriate, even if planned performance targets are not met. There is no formal cash bonus plan for executive officers that are not responsible for a business unit or a geographic region, but exceptional individual performance is occasionally rewarded by a cash bonus. Overall corporate performance neither guarantees nor precludes the award of bonuses, but may influence the amount of such bonuses.

The granting of stock options to purchase shares of the Company's Common Stock over a ten-year period at a specified price is the primary means of providing long-term incentive to executive officers. Decisions to award stock options were based upon management presentations and the Committee's subjective evaluations of job performance and expected contribution to the Company. Stock options have also been used to attract new employees. Previous option awards are considered when awarding new options. The Compensation Committee reviewed and approved the recommendations of the CEO with regard to the award of stock options for executive officers during 2003.

In the past, the Company has on occasion entered into employment agreements with key executives. Such agreements specified the terms of employment, including duration, separation benefits, and compensation. Under most circumstances, separation amounts do not exceed the balance of compensation due for the remaining unfulfilled term of the agreement. Executives without employment agreements who are terminated through a workforce reduction or job elimination receive severance pay based on standard Company policy applicable to all employees. The committee approved new employment agreements and restricted stock awards for R. Halsey Wise, CEO, and R. Reid French, Jr., Executive Vice President of Strategic Planning and Corporate Development, during 2003.

CEO Compensation

There was no change in the base compensation of James F. Taylor, Jr. as CEO for 2003. The Compensation Committee approved a $200,000 bonus for Mr. Taylor for 2003 performance. In determining the amount of bonus to be awarded, the committee considered the improvement in the Company's financial condition and results of operations and such other factors as it deemed appropriate. Base compensation of R. Halsey Wise as CEO was set at $525,000 per annum, and a bonus of $250,000 was approved for his 2003 performance consistent with his employment agreement. The Compensation Committee established the base compensation for the CEO based on its evaluation of the level of experience of the CEO, the level of compensation paid to similarly situated executives and such other factors as it deemed appropriate.

Compensation for 2004

The Committee retained an outside consultant to assist in making compensation recommendations for 2004. Together with the outside consultant, the Committee developed a compensation philosophy and strategy intended to enable the Company to attract, motivate, and retain the talent needed to effectively manage and grow the business of the Company. The core elements of the Committee's executive compensation philosophy and strategy included consideration of peer companies, market positioning, compensation mix, a performance orientation, and shareholder alignment. The Company's strategy was to develop total compensation packages competitive with those of peer companies. With these core elements in mind, the Committee adopted an executive compensation structure involving base salary adjustments, annual cash incentives based on Company, unit and/or individual targets, and long-term equity incentives, including awards of restricted stock to executive officers.

Members of the Compensation Committee:

Lawrence R. Greenwood, Chair
Sidney L. McDonald
Thomas J. Lee
Joseph C. Moquin
Linda L. Green
Richard W. Cardin

Certain Relationships and Related Transactions

The Company determined that a portion of Mr. Sallinger's income for 2002 would be earned in the United States and that U.S. income taxes would be payable thereon. Accordingly, the Company determined that it would withhold a portion of Mr. Sallinger's U.S. derived income and remit same to the Internal Revenue Service to satisfy the Company's employer withholding obligations. The Company later determined that no funds had yet been withheld from Mr. Sallinger's U.S. derived income. In order to satisfy the Company's liability to the Internal Revenue Service for such income tax withholding and to avoid potential penalties for failing to withhold from Mr. Sallinger's U.S. earned income, the Company remitted $100,666 to the Internal Revenue Service in September 2003. The Company then notified Mr. Sallinger that he would be required to reimburse the Company for this amount. In January 2004, Mr. Sallinger reimbursed the Company for the full amount. Mr. Sallinger was not charged interest on such amount.

Performance Graph

The following graph sets forth, for the five-year period ended December 31, 2003, a comparison of the cumulative total shareholder return to the Company's shareholders with that of the Software and Services Index, and that of the Standard & Poor's 500 Stock Index. The Company uses the Media General Computer Software and Services Index as the best representation of the companies with which its business segments compete. The cumulative total return for this index was provided to the Company by Media General Financial Services. Total shareholder return for each was determined by adding a) the cumulative amount of dividends for a given year, assuming dividend reinvestment, and b) the difference between the share price at the beginning and at the end of the year, the sum of which was then divided by the share price at the beginning of such year. The graph assumes $100 was invested on December 31, 1998.

Comparative Five-Year Total Returns
Software and Services Index,
Standard & Poor's 500 Stock Index, and Intergraph Corporation



	1998	1999	2000	2001	2002	2003
Software and Services Index	100	171	103	91	62	80
S&P 500	100	121	110	96	75	97
Intergraph	100	81	104	238	308	416

PROPOSAL 2
APPROVAL OF THE INTERGRAPH CORPORATION
2004 EQUITY INCENTIVE PLAN

The Company's shareholders are being asked to approve the Intergraph Corporation 2004 Equity Incentive Plan (the "2004 Plan"). The 2004 Plan has been approved by the Company's Board of Directors, subject to shareholder approval. If shareholders approve the 2004 Plan, no new awards will be granted thereafter under the Intergraph Corporation 2002 Stock Option Plan (the "2002 Plan") or the Intergraph Corporation Nonemployee Director Stock Option Plan (together, the "Preexisting Plans") whether or not shareholders approve Proposals 4 or 5. The 2004 Plan will be effective as of March 1, 2004. No new awards will be granted under the 2004 Plan after the tenth (10th) anniversary of its effective date.

The purpose of the 2004 Plan is to promote the interests of the Company and its shareholders by, among other things, (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its subsidiaries and affiliates, (ii) motivating such individuals to achieve long-range performance goals, and (iii) linking their compensation to the long-term interests of the Company and its shareholders.

The following is a brief summary of the principal features of the 2004 Plan, which is qualified in its entirety by reference to the 2004 Plan itself, a copy of which is attached hereto as Exhibit B attached to this Proxy Statement.

Shares Available for Awards under the 2004 Plan. Under the 2004 Plan, awards may be made in Common Stock of the Company. Subject to adjustment as provided by the terms of the 2004 Plan, the maximum number of shares of Common Stock with respect to which awards may be granted under the 2004 Plan is 3,761,000 (which includes 1,261,000 shares with respect to which awards under the 2002 Plan were authorized but not granted). Subject to certain adjustments described below, the maximum number of shares with respect to which awards may be granted under the 2004 Plan shall be increased by the number of shares with respect to which options or other awards were granted under the 2002 Plan as of the effective date of the 2004 Plan, but which terminate, expire unexercised, or are settled for cash, forfeited or cancelled without delivery of the shares under the 2002 Plan after the effective date of the 2004 Plan. The closing sale price of the Company's Common Stock on March 1, 2004 was $20.49 per share.

Shares of Common Stock subject to an award under the 2004 Plan or the 2002 Plan that are cancelled, expire unexercised, forfeited, settled in cash, or otherwise terminated without a delivery of shares of Common Stock to the participant, including shares of Common Stock withheld or surrendered in payment of any exercise or purchase price of an award or taxes relating to an award, remain available for awards under the 2004 Plan. Shares of Common Stock issued under the 2004 Plan may be either newly issued shares or shares which have been reacquired by the Company. Shares issued by the Company as substitute awards granted solely in assumption of outstanding awards previously granted by a company acquired by the Company or with which the Company combines ("Substitute Awards") do not reduce the number of shares available for awards under the 2004 Plan.

In addition, the 2004 Plan imposes individual limitations on the amount of certain awards in order to comply with Section 162(m) of the Internal Revenue Code. Under these limitations, no single participant may receive options or stock appreciation rights ("SARs") in any calendar year that relate to more than 750,000 shares of Common Stock, subject to adjustment in certain circumstances.

With certain limitations, awards made under the 2004 Plan may be adjusted by the Compensation Committee in its discretion or to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2004 Plan in the event of any cash or stock dividend, reorganization, recapitalization, stock split, combination, merger, consolidation, change in laws, regulations, or accounting principles; or other relevant unusual or nonrecurring event affecting the Company.

Eligibility and Administration. Current and prospective officers and employees, and directors of, and consultants to, the Company or its subsidiaries or affiliates are eligible to be granted awards under the 2004 Plan. Approximately 3,700 individuals are eligible to participate in the 2004 Plan. The Compensation Committee will administer the 2004 Plan, except with respect to awards to nonemployee directors serving on the Committee, which will be administered by the Board of Directors. The Compensation Committee will be composed of not less than two nonemployee directors, each of whom will be a "nonemployee director" for the purposes of Section 16 of the Exchange Act and Rule 16b-3 thereunder and an "outside director" within the meaning of Section 162(m) and the regulations promulgated under the Internal Revenue Code. Subject to the terms of the 2004 Plan, the Compensation Committee is authorized to select participants, determine the type and number of awards to be granted, determine and later amend or modify (subject to certain limitations) the terms and conditions of any award, interpret and specify the rules and regulations relating to the 2004 Plan, and make all other determinations which may be necessary or desirable for the administration of the 2004 Plan.

Stock Options and Stock Appreciation Rights. The Compensation Committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options. The Compensation Committee is also authorized to grant SARs, either with or without a related option. The exercise price per share subject to an option is determined by the Compensation Committee, but may not be less than the fair market value of a share of Common Stock on the date of the grant, except in the case of Substitute Awards. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and the provisions requiring forfeiture of unexercised options at or following termination of employment generally are fixed by the Compensation Committee, except that no option or tandem SAR relating to an option may have a term exceeding ten years. Incentive stock options or tandem SARs related thereto that are granted to holders of more than ten percent of the Company's voting securities are subject to certain additional restrictions, including a five-year maximum term and a minimum exercise price of 110% of fair market value.

Restricted Shares and Restricted Share Units. The Compensation Committee is authorized to grant restricted shares of Common Stock and restricted share units. Restricted shares are shares of Common Stock subject to transfer restrictions and other conditions specified by the Compensation Committee in the award agreement. A participant granted restricted shares of Common Stock generally has most of the rights of a shareholder of the Company with respect to the restricted shares, including the right to receive dividends and the right to vote such shares. None of the restricted shares may be transferred, encumbered, or disposed of during the restricted period or until after fulfillment of the restrictive conditions.

Each restricted share unit has a value equal to the fair market value of a share of Common Stock on the date of grant. The Compensation Committee determines, in its sole discretion, the restrictions applicable to the restricted share units. A participant will be credited with dividend equivalents (or paid an equivalent amount of cash) on any vested restricted share units at the time of any payment of dividends to shareholders on shares of Common Stock. Except as determined otherwise by the Committee, restricted share units may not be transferred, encumbered, or disposed of, and such units shall terminate, without further obligation on the part of the Company, unless the restrictive conditions relating to the restricted share units are met.

Performance Awards. A performance award consists of a right that is denominated in cash or shares of Common Stock, valued in accordance with the achievement of certain performance goals during certain performance periods as established by the Compensation Committee, and payable at such time and in such form as the Committee shall determine. Performance awards may be paid in a lump sum or in installments following the close of a performance period or on a deferred basis, as determined by the Committee. Termination of employment prior to the end of any performance period, other than for reasons of death or total disability, will result in the forfeiture of the performance award. A participant's rights to any performance award may not be transferred, encumbered, or disposed of in any manner, except by will or the laws of descent and distribution.

Performance awards are subject to the certain specific terms and conditions under the 2004 Plan. Performance goals for Covered Officers (as defined in the 2004 Plan) will be limited to one or more of the following financial performance measures relating to the Company or any of its subsidiaries, operating units, or divisions: (a) earnings before interest, taxes, depreciation and/or amortization; (b) operating income or profit; (c) operating efficiencies; (d) return on equity, assets, capital, capital employed, or investment; (e) after tax operating income; (f) net income; (g) earnings or book value per share; (h) cash flow(s); (i) total sales or revenues or sales or revenues per employee; (j) production (separate work units or SWUs); (k) stock price or total shareholder return; (l) dividends; or (m) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures, or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or shares outstanding, or to assets or net assets.

To the extent necessary to comply with Section 162(m) of the Internal Revenue Code, with respect to performance awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Internal Revenue Code), the Compensation Committee will, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Committee will certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable award agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period. With respect to any Covered Officer, the maximum number of shares in respect of which all performance awards may be granted under the 2004 Plan is 750,000 and the maximum annual amount of any award settled in cash is $2,000,000.

Other Stock-Based Awards. The Compensation Committee is authorized to grant any other type of awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Common Stock. The Committee will determine the terms and conditions of such awards, consistent with the terms of the 2004 Plan.

Nonemployee Director Awards. The Company's Board of Directors may provide that all or a portion of a nonemployee director's annual retainer and/or retainer fees or other awards or compensation as determined by the

Board be payable in non-qualified stock options, restricted shares, restricted share units, and/or other stock based awards, including unrestricted shares, either automatically or at the option of the nonemployee directors. The Board will determine the terms and conditions of any such awards, including those that apply upon the termination of a non-employee director's service as a member of the Board of Directors. Nonemployee directors are also eligible to receive other awards pursuant to the terms of the 2004 Plan, including options and SARs, restricted shares and restricted share units, and other stock-based awards upon such terms as the Committee may determine; provided, however, that with respect to awards made to members of the Compensation Committee, the 2004 Plan will be administered by the Board of Directors.

Termination of Employment. The Compensation Committee will determine the terms and conditions that apply to any award upon the termination of employment with the Company, its subsidiaries, and affiliates, and provide such terms in the applicable award agreement or in its rules or regulations.

Change in Control. The Committee may specify in an applicable award agreement that all outstanding awards vest, become immediately exercisable or payable, and have all restrictions lifted immediately upon a Change in Control (as defined in the 2004 Plan).

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate the 2004 Plan or any portion of the 2004 Plan at any time, except that shareholder approval must be obtained for any such action if such approval is necessary to comply with any tax or regulatory requirement with which the Board deems it desirable or necessary to comply. The Compensation Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate any award, either prospectively or retroactively. The Committee does not have the power, however, to amend the terms of previously granted options to reduce the exercise price per share subject to such option or to cancel such options and grant substitute options with a lower exercise price per share than the cancelled options. The Committee also may not adversely affect the rights of any award holder without the award holder's consent.

Other Terms of Awards. The Company may take action, including the withholding of amounts from any award made under the 2004 Plan to satisfy withholding and other tax obligations. The Compensation Committee may provide for additional cash payment to participants to defray any tax arising from the grant, vesting, exercise, or payment of any award. Awards granted under the 2004 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or as permitted by the Committee in its discretion.

Certain Federal Income Tax Consequences. The following is a brief description of the federal income tax consequences generally arising with respect to awards under the 2004 Plan.

Tax consequences to the Company and to participants receiving awards will vary with the type of award. Generally, a participant will not recognize income, and the Company is not entitled to take a deduction, upon the grant of an incentive stock option, a nonqualified option, a SAR, or a restricted stock award. A participant will not have taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply). Upon exercising an option other than an incentive stock option, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and non-forfeitable shares of Common Stock acquired on the date of exercise.

If a participant sells shares of Common Stock acquired upon exercise of an incentive stock option before the end of two years from the date of grant and one year from the date of exercise, the participant must generally recognize ordinary income equal to the difference between (i) the fair market value of the shares of Common Stock at the date of exercise of the incentive stock option (or, if less, the amount realized upon the disposition of the incentive stock option shares of Common Stock), and (ii) the exercise price. Otherwise, a participant's disposition of shares of Common Stock acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding period is met) generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares of Common Stock (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option).

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option. The Company generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares of Common Stock for the incentive stock option holding periods prior to disposition of the shares.

Similarly, the exercise of a SAR will result in ordinary income on the value of the stock appreciation right to the individual at the time of exercise. The Company will be allowed a deduction for the amount of ordinary income recognized by a participant with respect to a SAR. Upon a grant of restricted stock, the participant will recognize ordinary income on the fair market value of the Common Stock at the time shares of restricted stock become vested unless a participant makes an election under Section 83(b) of the Internal Revenue Code to be taxed at the time of grant. The participant also is subject to capital gains treatment on the subsequent sale of any common stock acquired through the exercise of a SAR or restricted share award. For this purpose, the participant's basis in the Common Stock is its fair market value at the time the SAR is exercised or the restricted share becomes vested (or is granted, if an election under Section 83(b) is made). Payments made under performance shares are taxable as ordinary income at the time an individual attains the performance goals and the payments are made available to the participant.

Section 162(m) of the Internal Revenue Code generally disallows a public company's tax deduction for compensation paid in excess of $1 million in any tax year to its five most highly compensated executives. However, compensation that qualifies as "performance-based compensation" is excluded from this $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. The Company intends that (i) performance awards and (ii) options granted (a) with an exercise price at least equal to 100% of fair market value of the underlying shares of Common Stock at the date of grant and (b) to employees the Committee expects to be Named Executive Officers at the time a deduction arises in connection with such awards, qualify as "performance-based compensation" so that these awards will not be subject to the Section 162(m) deduction limitations.

The foregoing discussion is general in nature and is not intended to be a complete description of the federal income tax consequences of the 2004 Plan. This discussion does not address the effects of other federal taxes or taxes imposed under state, local, or foreign tax laws. Participants in the 2004 Plan should consult a tax advisor as to the tax consequences of participation.

The 2004 Plan is not intended to be a "qualified plan" under Section 401(a) of the Internal Revenue Code.

The Board of Directors recommends a vote **FOR** Proposal 2.


PROPOSAL 3
APPROVAL OF THE AMENDED AND RESTATED
1997 STOCK OPTION PLAN


The Intergraph Corporation 1997 Stock Option Plan (the "1997 Plan") was adopted by the Company's shareholders on May 15, 1997. On May 13, 1999, the Company's shareholders approved an amendment to the 1997 Plan (the "Existing 1997 Plan"), which increased the number of shares of Common Stock that may be issued pursuant to the 1997 Plan from 3,000,000 in the aggregate to 5,000,000 in the aggregate. The proposed Amended and Restated 1997 Stock Option Plan (the "Proposed 1997 Plan") has been unanimously approved by the Board of Directors, subject to approval by the Company's shareholders.

Description of Proposed Amendment. The Proposed 1997 Plan amends the Existing 1997 Plan by giving the Company's Compensation Committee the authority to proportionately adjust the aggregate number of shares which may be issued pursuant to Awards (as defined below), the number of shares covered by each outstanding Award, and/or the price per share applicable to shares under such Awards in the event the Company pays a cash dividend. The Existing 1997 Plan gives the Compensation Committee the authority to make such adjustments in the event of a subdivision or consolidation of the Company's shares or the payment of a stock dividend. While the Company has no immediate plans to pay a cash dividend, it nonetheless believes that it is in the best interests of the Company and its shareholders to maintain the flexibility to offer equity-based awards to participants and to permit an anti-dilution adjustment in respect of such awards in the event the Company pays an extraordinary cash dividend.

Summary of Material Provisions of the Proposed 1997 Plan. The following description of the principal provisions of the Proposed 1997 Plan is intended solely as a summary, and is subject to, and qualified by, the full text of the Proposed 1997 Plan set forth in Exhibit C attached to this Proxy Statement.

The Board believes that the Proposed 1997 Plan was intended to encourage key employees to increase their productivity, motivate them to excel on behalf of the Company, and help the Company attract highly qualified employees. The Proposed 1997 Plan served not only to attract and retain outstanding employees, but also to enable these employees to acquire or increase their proprietary interest in the Company.

The Proposed 1997 Plan permitted the Committee to grant both incentive stock options ("Incentive Options"), within the meaning of Section 422 of the Internal Revenue Code, and options which do not qualify as Incentive Options ("Non-Statutory Options"). (For the purposes of this description, Incentive Options and Non-Statutory Options are collectively referred to as "Awards").

The Proposed 1997 Plan is administered by the Compensation Committee, which is composed of either the entire Board of Directors or composed solely of two or more "nonemployee directors," as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. As of the date of this Proxy Statement, Lawrence R. Greenwood (Chair), Sidney L. McDonald, Thomas J. Lee, Joseph C. Moquin, Linda L. Green, and Richard W. Cardin constitute the Compensation Committee. In the event the Compensation Committee is composed of two or more nonemployee directors, the Board of Directors may from time to time remove members from, add members to, and fill vacancies on the Committee. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Action taken by a majority of the Committee at which a quorum is present, or action reduced to writing or approved in writing by a majority of the members of the Committee, shall be valid acts of the Committee.

The Committee has the discretion to designate Awards recipients and the number of Awards to be granted to each such recipient.

Awards were permitted to be granted pursuant to the Proposed 1997 Plan from June 1, 1997, through May 31, 2002, to key employees (including officers and Committee members) of the Company and its subsidiaries (approximately 3,700 persons as of December 31, 2003). An Award recipient may, subject to the terms and restrictions set forth in the Proposed 1997 Plan, hold more than one type of Award. In selecting individuals for Awards, the Committee weighed the position and responsibility of the individual being considered, the nature of his or her services, his or her present and potential contributions to the Company, and other factors deemed relevant by the Committee. The Committee had full discretion to determine the timing and recipients of any Awards under the Proposed 1997 Plan.

The stock subject to Awards issued under the Proposed 1997 Plan were shares of the Company's authorized but unissued or reacquired Common Stock. Under the Proposed 1997 Plan, the Committee was permitted, in its discretion, to grant Awards for up to 5,000,000 shares of the Company's Common Stock (subject to adjustment in the event of stock or cash dividends, stock splits, or stock consolidations of the Common Stock, or any other increase or decrease in the number of shares effected without receipt of consideration by the Company). The closing sale price of the Company's Common Stock on March 1, 2004, was $20.49 per share. See "Equity Compensation Plan Information" for additional information.

Each Award agreement states the number of shares to which it pertains and whether the Award granted is an Incentive Option or a Non-Statutory Option.

Each Award agreement states the Award exercise price. The per share exercise price for shares relating to any Award is not to be less than 100% of the Fair Market Value (as defined below) of the shares of Common Stock on the date the Award was granted. The Fair Market Value of shares is the closing sale price of the Common Stock as reported on NASDAQ (or the mean between the highest and lowest per share sales price should the Common Stock be listed on an exchange) on a given day, or if such stock was not traded on that day, then on the next preceding day on which such stock was traded (the "Fair Market Value"). The aggregate Fair Market Value (determined at the time the Incentive Option was granted) of the Common Stock with respect to which Incentive Options are exercisable for the first time by the Option recipient during any calendar year (under all such plans of the Company and its subsidiaries) was not permitted to exceed $100,000. If an Award recipient was granted an Incentive Option which exceeds this limitation, the Incentive Option would be considered null and void to the extent such limitation is exceeded. No Incentive Option was granted to an employee who, immediately after such Incentive Option was granted, owns or has rights to stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, unless such Incentive Option was granted at a price which is at least ten percent (10%) greater than the Fair Market Value of the stock subject to the Incentive Option, and such Incentive Option by its terms is not exercisable after the expiration of five (5) years from the date such Incentive Option is granted.

The Award recipient may pay the Award exercise price in cash, by means of unrestricted shares of the Company's Common Stock or any combination thereof. If payment is made in the Company's Common Stock, the shares so used will be taken at the Fair Market Value on the date the Award is exercised. The Award recipient must pay for shares received pursuant to an Award exercise on or before the date the Award recipient takes delivery of the shares. Subject to the requirements of rules promulgated by the SEC and Regulation T promulgated by the Federal Reserve Board, the Compensation Committee, in its sole discretion, was entitled to establish procedures whereby an employee may exercise an Award or a portion thereof without making a direct payment of the Award price to the Company. If the Committee elected to establish a cashless exercise program, the Committee would determine, in its sole discretion, and from time to time, such administrative procedures and policies as it deems appropriate and such procedures and policies would be binding on any Award recipient utilizing the cashless exercise program. The proceeds from all payments pursuant to the exercise of Awards are used for general corporate purposes. The Company and its subsidiaries received no cash or other payment upon the granting of Awards pursuant to the Proposed 1997 Plan.

No Award is exercisable either in whole or in part prior to twenty-four (24) months from the date it is granted, and in no event is an Award exercisable after the expiration of ten (10) years from the date it is granted. Up to one-fourth of the Awards granted pursuant to an Incentive Option may be exercised in each of the following installment periods, each beginning from the date the Award is granted: (1) after twenty-four (24) months, (2) after thirty-six (36) months, (3) after forty-eight (48) months, and (4) after sixty (60) months. Award recipients may accumulate installments not yet exercised, which may be exercised, in whole or in part, in any subsequent period but not later than ten (10) years from the date the Award is granted. Notwithstanding the foregoing, the Compensation Committee, in its discretion, was entitled to provide for the exercise of Award after the initial twenty-four (24) month period, either as an increased percentage of shares per year or as to all remaining shares, if the Award recipient dies, is or becomes disabled or, with the permission of the Committee, retires. An Award is exercisable only by the Award recipient (or the Award recipient's guardian or legal representative) and is not assignable or transferable other than by will or the laws of descent and distribution.

If, for any reason other than death, an Award recipient ceases to be employed by the Company or its subsidiaries, all Awards held by him under the Proposed 1997 Plan will terminate and become void and of no effect three (3) months from the date the Award recipient's employment with the Company terminates, provided that no Award shall be exercisable after ten (10) years from the date it is granted. If the Award recipient dies while employed by the Company, the Award recipient's successors in interest, within three (3) months of death, may exercise the unexercised portion of any of the Award recipient's exercisable but unexercised Awards; however, in no event shall an Award be exercisable after ten (10) years from the date it is granted. Such successors in interest, where the Award is transferred to the Award recipient's estate or another person, may not transfer such Award except to the distributees of the Award recipient's estate entitled thereto.

Subject to the terms and limitations of the Proposed 1997 Plan, the Committee was entitled to modify, extend, or renew outstanding Awards granted under the Proposed 1997 Plan, or accept the surrender of outstanding Awards and authorize the granting of new Awards in substitution for such outstanding Awards. The Committee may not, however, modify any outstanding Incentive Options so as to specify a lower price, or accept the surrender of any outstanding Incentive Options and authorize the granting of new Awards in substitution therefore specifying a lower price. The Board may, to the extent permitted by law, from time to time, with respect to any shares not then subject to Awards, suspend, discontinue, revise, or amend the Proposed 1997 Plan in any respect, but may not, without shareholder approval, change the number of shares for which Awards may be granted under the Proposed 1997 Plan, change the provisions relating to the determination of employees eligible to receive Awards, decrease the price at which Incentive Options may be granted, or remove the administration of the Proposed 1997 Plan from the Compensation Committee.

In the event of an actual or anticipated change in ownership of the Company, the Committee may take any of the following actions that the Committee may deem appropriate in its sole and absolute discretion: (i) cancel any Award by providing for the payment to the Award recipient of the excess of the Fair Market Value of the shares subject to the Award over the exercise price of the Award, (ii) substitute a new Award of substantially equivalent value for any Award, (iii) accelerate the exercise terms of any Award, or (iv) make such other adjustments in the terms and conditions of any Award as it deems appropriate.

The shares purchased under the Incentive Stock Option provisions of the Proposed 1997 Plan may qualify for special tax treatment under United States federal income tax rules. The shares purchased under the Non-Statutory Stock Option provisions of the Proposed 1997 Plan are subject to tax treatment under Section 83 of the Internal Revenue Code. Generally, the tax treatment of the options may be summarized as follows:

1.   There will be no tax consequences to optionees when an Award is granted.

2.   There will be no tax consequence to optionees when an Incentive Stock Option is exercised, except that the difference between the exercise price per share and the Fair Market Value per share constitutes a tax preference item for purposes of the alternative minimum tax. In the case of Non-Statutory Options, optionees will recognize ordinary income when such options are exercised in an amount equal to the difference between the exercise price per share and the Fair Market Value per share as of the date of exercise. The Company will withhold an amount for payroll withholding and taxes based upon this difference.

3.   In general, the difference between the cost of the stock acquired by exercise of an Incentive Stock Option and the sale price realized upon sale of the stock will be taxed to the optionee at the time he or she sells the stock. Stock sold prior to the required holding period, however, is a "disqualifying disposition." A disqualifying disposition occurs if an optionee disposes of his or her stock within two (2) years after the option is granted or within one (1) year after the option is exercised. Gains from the sale or exchange of an optionee's stock which is not a disqualifying disposition are treated for federal income tax purposes as long-term capital gains. Long-term capital gains are included in income and, under current law, are taxed at a maximum rate of 15%.

4.   In the case of Non-Statutory Options, optionees will be taxed when the stock is sold on the difference between (a) the cost of the stock, increased by the taxable income realized upon exercise of the Non-Statutory Option and (b) the sale price realized upon sale of the stock. If the stock is sold after having been held more than one (1) year after exercise of the Non-Statutory Option, the amount realized will be subject to long-term capital gain or loss treatment. If the stock is held for one year or less, the optionee will recognize short-term gain or loss. Short-term capital gains are taxed as ordinary income; however, under current law, the maximum federal income tax rate at which long-term capital gains will be taxed is 15%.

This is merely a summary of some of the tax consequences of the grant, exercise, and disposition of the Awards. Award recipients should consult with their tax advisers regarding the Awards granted to them for more specific information. Income tax liability is the responsibility of the Award recipients. An Award recipient's tax consequences may change if new tax laws are enacted after the date of the grant of an Award.

The Board of Directors recommends a vote **FOR** Proposal 3.

PROPOSAL 4
APPROVAL OF THE SECOND AMENDED AND RESTATED
2002 STOCK OPTION PLAN

The Intergraph Corporation 2002 Stock Option Plan (the "2002 Plan") was adopted by the Company's shareholders on May 16, 2002. The 2002 Plan was amended and restated on June 1, 2002. At that time, the 2002 Plan was superceded by the Amended and Restated 2002 Stock Option Plan (the "Existing 2002 Plan"). The proposed Second Amended and Restated 2002 Stock Option Plan (the "Proposed 2002 Plan") has been unanimously approved by the Board of Directors, subject to approval by the Company's shareholders.

Description of Proposed Amendment. The Proposed 2002 Plan amends the Existing 2002 Plan by giving the Company's Compensation Committee the authority to proportionately adjust the aggregate number of shares which may be issued pursuant to Awards (as defined below), the number of shares covered by each outstanding Award, and/or the price per share applicable to shares under such Awards in the event the Company pays a cash dividend. The Existing 2002 Plan currently gives the Company's Compensation Committee the authority to make such adjustments in the event of a subdivision or consolidation of the Company's shares or the payment of a stock dividend. While the Company has no immediate plans to pay a cash dividend, it nonetheless believes that it is in the best interests of the Company and its shareholders to maintain the flexibility to offer equity-based awards to participants and to permit an anti-dilution adjustment in respect of such awards in the event the Company pays an extraordinary cash dividend.

Summary of Material Provisions of the Proposed 2002 Plan. The following description of the principal provisions of the Proposed 2002 Plan is intended solely as a summary, and is subject to, and qualified by, the full text of the Proposed 2002 Plan set forth in Exhibit D attached to this Proxy Statement.

The Proposed 2002 Plan is intended to encourage key employees to increase their productivity, will motivate them to excel on behalf of the Company, and to help the Company attract highly qualified employees.

The Proposed 2002 Plan permits the Committee to grant both incentive stock options ("Incentive Options"), within the meaning of Section 422 of the Internal Revenue Code, and options which do not qualify as Incentive Options ("Non-Statutory Options"). (For the purposes of this description, Incentive Options and Non-Statutory Options are collectively referred to as "Options".) The Committee is also entitled to make awards of restricted stock ("Restricted Shares"). For purposes of this description, Incentive Options, Non-Statutory Options, and awards of Restricted Shares, whether singly or in combination, are sometimes referred to as "Awards."

The Proposed 2002 Plan is administered by the Compensation Committee, which is composed of either the entire Board of Directors or composed solely of two or more "nonemployee directors," as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. As of the date of this Proxy Statement, Lawrence R. Greenwood (Chair), Sidney L. McDonald, Thomas J. Lee, Joseph C. Moquin, Linda L. Green, and Richard W. Cardin constitute the Compensation Committee. In the event the Compensation Committee is composed of two or more nonemployee directors, the Board of Directors may from time to time remove members from, add members to, and fill vacancies on the Committee. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Action taken by a majority of the Committee at which a quorum is present, or action reduced to writing or approved in writing by a majority of the members of the Committee, shall be valid acts of the Committee.

The Committee will have the discretion to designate Awards recipients and the number of Awards to be granted to each such recipient, provided that not more than 200,000 Options shall be granted to the Chief Executive Officer of the Company and the other four (4) most highly compensated officers in any calendar year.

Awards may be granted pursuant to the Proposed 2002 Plan from June 1, 2002, through May 31, 2012, to key employees (including officers and Committee members) of the Company and its subsidiaries (approximately 3,700 persons as of December 31, 2003). An Award recipient may, subject to the terms and restrictions set forth in the Proposed 2002 Plan, hold more than one type of Award. In selecting individuals for Awards, the Committee will weigh the position and responsibility of the individual being considered, the nature of his or her services, his or her present and potential contributions to the Company, and other factors deemed relevant by the Committee. The Committee has full discretion to determine the timing and recipients of any Awards under the Proposed 2002 Plan and the number of shares subject to Awards that may be granted under the Proposed 2002 Plan.

The stock subject to Awards issued under the Proposed 2002 Plan will be shares of the Company's authorized but unissued or reacquired Common Stock. Under the Proposed 2002 Plan, the Committee may, in its discretion, grant Awards for up to 2,000,000 shares of the Company's Common Stock, of which no more than 400,000 shall be shares of Common Stock with respect to which Restricted Stock awards may be granted (subject to adjustment in the event of stock or cash dividends, stock splits, or stock consolidations of the Common Stock, or any other increase or decrease in the number of shares effected without receipt of consideration by the Company). The closing sale price of the Company's Common Stock on March 1, 2004, was $20.49 per share. See "Equity Compensation Plan Information" for additional information.

The Committee will have the sole and complete authority to determine the participants to whom Restricted Shares shall be granted, the number of Restricted Shares to each participant, the duration of the period during which the Restricted Shares may be forfeited to the Company, and the other terms and conditions of such Restricted Share awards. An award agreement will set forth the period of time during which the grantee of a Restricted Share award must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. As determined by the Committee, the restrictions may lapse during the restricted period in installments with respect to specified portions of shares of Common Stock covered by the Restricted Share award.

At the time of a Restricted Share award, a certificate representing the number of shares of Common Stock awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Proposed 2002 Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The grantee shall have all rights of a shareholder with respect to the Restricted Shares, including the right to receive dividends and the right to vote such shares of Common Stock, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the award agreement with respect to such shares of Common Stock; (ii) none of the shares of Common Stock may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee at or after grant, all of the shares of Common Stock shall be forfeited and all rights of the grantee to such shares of Common Stock shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of the Company for the entire restricted period in relation to which such shares of Common Stock were granted and unless any other restrictive conditions relating to the Restricted Share award are met. Any shares of Common Stock, any other securities of the Company, and any other property (except for cash dividends) distributed with respect to the shares of Common Stock subject to Restricted Share awards shall be subject to the same restrictions, terms, and conditions as such Restricted Shares.

At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share awards are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the award agreement relating to the Restricted Share award or in the Proposed 2002 Plan shall lapse as to the restricted shares of Common Stock subject thereto, and a stock certificate for the appropriate number of shares of Common Stock, free of the restrictions and restricted stock legend, shall be delivered to the grantee or the grantee's beneficiary or estate, as the case may be.

Each Award agreement shall state the number of shares to which it pertains, whether the Award granted is an Incentive Option, a Non-Statutory Option (and, in the case of Non-Statutory Options, the vesting period relating to such Options) or an award of Restricted Stock.

Each Option agreement shall state the Option exercise price. The per share exercise price for shares relating to any Option shall not be less than 100% of the Fair Market Value (as defined below) of the shares of Common Stock on the date the Option is granted. The Fair Market Value of shares, unless otherwise determined by the Committee in good faith, will be the closing sale price of the Common Stock as reported on NASDAQ (or the mean between the highest and lowest per share sales price should the Common Stock be listed on an exchange) on a given day, or if such stock is not traded on that day, then on the next preceding day on which such stock was traded (the "Fair Market Value"). The aggregate Fair Market Value (determined at the time the Incentive Option is granted) of the Common Stock with respect to which Incentive Options are exercisable for the first time by the Option recipient during any calendar year (under all such plans of the Company and its subsidiaries) will not exceed $100,000. If an Option recipient is granted an Incentive Option which exceeds this limitation, the Incentive Option shall be considered a Non-Statutory Option to the extent the limitation is exceeded. No Incentive Option shall be granted to an employee who, immediately after such Incentive Option is granted, owns or has rights to stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, unless such Incentive Option is granted at a price which is at least ten percent (10%) greater than the Fair Market Value of the stock subject to the Incentive Option, and such Incentive Option by its terms is not exercisable after the expiration of five (5) years from the date such Incentive Option is granted.

The Option recipient may pay the Option exercise price in cash, by means of unrestricted shares of the Company's Common Stock (subject to certain restrictions outlined below), or any combination thereof. As determined by the Committee in its discretion, at or (except in the case of an Incentive Option) after grant, payment in full or in part may be made in the form of Common Shares already owned by the optionee and held by the Option recipient for at least six (6) months. If payment is made in the Company's Common Stock, the shares so used will be taken at the Fair Market Value on the date the Option is exercised. The Option recipient must pay for shares received pursuant to an Option exercise on or before the date the Option recipient takes delivery of the shares. Subject to the requirements of rules promulgated by the SEC and Regulation T promulgated by the Federal Reserve Board, the Compensation Committee, in its sole discretion, may establish procedures whereby an employee may exercise an Option or a portion thereof without making a direct payment of the Option price to the Company. If the Committee so elects to establish a cashless exercise program, the Committee shall determine, in its sole discretion, and from time to time, such administrative procedures and policies as it deems appropriate and such procedures and policies shall be binding on any Option recipient utilizing the cashless exercise program. The proceeds from all payments pursuant to the exercise of Options will be used for general corporate purposes. The Company and its subsidiaries will receive no cash or other payment upon the granting of Options pursuant to the Proposed 2002 Plan.

The vesting period for all Non-Statutory Options shall be determined by the Committee in its sole discretion. No Incentive Option will be exercisable either in whole or in part prior to twelve (12) months from the date it is granted, and in no event will an Option be exercisable after the expiration of ten (10) years from the date it is granted. Up to one-fourth of the Options granted pursuant to an Incentive Option may be exercised in each of the following installment periods, each beginning from the date the Option is granted: (1) after twelve (12) months, (2) after twenty-four (24) months, (3) after thirty-six (36) months, and (4) after forty-eight (48) months. Option recipients may accumulate installments not yet exercised, which may be exercised, in whole or in part, in any subsequent period but not later than ten (10) years from the date the Option is granted. Notwithstanding the foregoing, the Compensation Committee, in its discretion, may provide for the exercise of Options after the initial twelve (12) month period, either as an increased percentage of shares per year or as to all remaining shares, if the Option recipient dies, is or becomes disabled or retires. An Option will be exercisable only by the Option recipient (or the Option recipient's guardian or legal representative) and will not be assignable or transferable other than by will or the laws of descent and distribution.

If, for any reason other than death, an Option recipient ceases to be employed by the Company or its subsidiaries, all Options held by him under the Proposed 2002 Plan will terminate and become void and of no effect three (3) months from the date the Option recipient's employment with the Company terminates, provided that no Option shall be exercisable after ten (10) years from the date it is granted. If the Option recipient dies while employed by the Company, the Option recipient's successors in interest, within one (1) year of death, may exercise the unexercised portion of any of the Option recipient's exercisable but unexercised Options; however, in no event shall an Option be exercisable after ten (10) years from the date it is granted. Such successors in interest, where the Option is transferred to the Option recipient's estate or another person, may not transfer such Option except to the distributees of the Option recipient's estate entitled thereto.

Subject to the terms and limitations of the Proposed 2002 Plan, the Committee may modify, extend, or renew outstanding Options granted under the Proposed 2002 Plan, or accept the surrender of outstanding Options and authorize the granting of new Options in substitution for such outstanding Options. The Committee may not, however, modify any outstanding Incentive Options so as to specify a lower price, or accept the surrender of any outstanding Incentive Options and authorize the granting of new Options in substitution, therefore specifying a lower price. The Board may, to the extent permitted by law, from time to time, with respect to any shares not then subject to Options, suspend, discontinue, revise, or amend the Proposed 2002 Plan in any respect, but may not, without shareholder approval, change the number of shares for which Awards may be granted under the Proposed 2002 Plan, change the provisions relating to the determination of employees eligible to receive Awards, decrease the price at which Incentive Options may be granted, or remove the administration of the Proposed 2002 Plan from the Compensation Committee.

In the event of an actual or anticipated change in ownership of the Company, the Committee may take any of the following actions that the Committee may deem appropriate in its sole and absolute discretion: (i) cancel any Option by providing for the payment to the Award recipient of the excess of the Fair Market Value of the shares subject to the Award over the exercise price of the Option, (ii) substitute a new Option of substantially equivalent value for any Option, (iii) accelerate the exercise terms of any Award, or (iv) make such other adjustments in the terms and conditions of any Option as it deems appropriate.

The shares purchased under the Incentive Stock Option provisions of the Proposed 2002 Plan may qualify for special tax treatment under United States federal income tax rules. The shares purchased under the Non-Statutory Stock Option provisions of the Proposed 2002 Plan are subject to tax treatment under Section 83 of the Internal Revenue Code. Generally, the tax treatment of the options may be summarized as follows:

1.   There will be no tax consequences to optionees when an Option is granted.

2.   There will be no tax consequence to optionees when an Incentive Stock Option is exercised, except that the difference between the exercise price per share and the Fair Market Value per share constitutes a tax preference item for purposes of the alternative minimum tax. In the case of Non-Statutory Options, optionees will recognize ordinary income when such Options are exercised in an amount equal to the difference between the exercise price per share and the Fair Market Value per share as of the date of exercise. The Company will withhold an amount for payroll withholding and taxes based upon this difference.

3.   In general, the difference between the cost of the stock acquired by exercise of an Incentive Stock Option and the sale price realized upon sale of the stock will be taxed to the optionee at the time he or she sells the stock. Stock sold prior to the required holding period, however, is a "disqualifying disposition." A disqualifying disposition occurs if an optionee disposes of his or her stock within two (2) years after the option is granted or within one (1) year after the option is exercised. Gains from the sale or exchange of an optionee's stock which is not a disqualifying disposition are treated for federal income tax purposes as long-term capital gains. Long-term capital gains are included in income and, under current law, are taxed at a maximum rate of 15%.

4.   In the case of Non-Statutory Options, optionees will be taxed when the stock is sold on the difference between (a) the cost of the stock, increased by the taxable income realized upon exercise of the Non-Statutory Option and (b) the sale price realized upon sale of the stock. If the stock is sold after having been held more than one (1) year after exercise of the Non-Statutory Option, the amount realized will be subject to long-term capital gain

or loss treatment. If the stock is held for one year or less, the optionee will recognize short-term gain or loss. Short-term capital gains are taxed as ordinary income; however, under current law, the maximum federal income tax rate at which long-term capital gains will be taxed is 15%.

This is merely a summary of some of the tax consequences of the grant, exercise, and disposition of the Options. Option recipients should consult with their tax advisers regarding the Options granted to them for more specific information. Income tax liability is the responsibility of the Option recipients. An Option recipient's tax consequences may change if new tax laws are enacted after the date of the grant of an Option. In order to provide the Company with the opportunity to claim the benefit of any income tax deductions which may be available to it upon the exercise of an Option or upon a disqualifying disposition, and in order to comply with all applicable federal or state tax laws or regulations, the Company may take such action, including withholding additional amounts from an Option recipient's regular wages or salary, as it deems appropriate to insure that, if necessary, all applicable federal, state, or other taxes are withheld or collected from such Option recipient.

The Board of Directors recommends a vote **FOR** Proposal 4.


PROPOSAL 5
APPROVAL OF THE AMENDED AND RESTATED
NONEMPLOYEE DIRECTOR STOCK OPTION PLAN


The Intergraph Corporation Nonemployee Director Stock Option Plan (the "Existing Nonemployee Director Plan") was adopted by the Company's shareholders on May 28, 1998. The proposed Amended and Restated Nonemployee Director Stock Option Plan (the "Proposed Nonemployee Director Plan") has been unanimously approved by the Board of Directors, subject to approval by the Company's shareholders.

Description of Proposed Amendment. The Proposed Nonemployee Director Plan will amend the Nonemployee Director Plan by giving the Company's Board of Directors the authority to proportionately adjust the aggregate number of shares which may be issued pursuant to Non-Statutory Stock Options (as defined below), the number of shares covered by each outstanding Non-Statutory Stock Option, and/or the price per share applicable to shares under such Non-Statutory Stock Options in the event the Company pays a cash dividend. The Nonemployee Director Plan gives the Company's Board of Directors the authority to make such adjustments in the event of any stock dividend, stock split, spin-off, split-up, merger, consolidation, recapitalization, reclassification, combination or exchange of shares, or any other similar corporate event. While the Company has no immediate plans to pay a cash dividend, it nonetheless believes that it is in the best interests of the Company and its shareholders to permit an anti-dilution adjustment in respect of such Non-Statutory Stock Options in the event the Company pays an extraordinary cash dividend.

Summary of Material Provisions of the Proposed Nonemployee Director Plan. The following description of the principal provisions of the Proposed Nonemployee Director Plan is intended solely as a summary, and is subject to, and qualified by, the full text of the Proposed Nonemployee Director Plan set forth as Exhibit E attached to this Proxy Statement.

The Board believes that the Proposed Nonemployee Director Plan will secure for the Company and its shareholders the benefits of the long-term incentives inherent in increased Common Stock ownership by the members of the Board who are not employees of the Company or its affiliates by strengthening the alignment of the interests of nonemployee directors with those of the Company's shareholders.

The Proposed Nonemployee Director Plan permits the Committee to grant options which do not qualify for special tax treatment under Sections 421 or 422 of the Internal Revenue Code ("Non-Statutory Stock Options").

The Proposed Nonemployee Director Plan will be administered by the entire Board of Directors. The Board has the authority to construe the Proposed Nonemployee Director Plan, to determine all questions arising thereunder and to adopt and amend such rules and regulations for the administration of the Proposed Nonemployee Director Plan as it deems desirable. However, the Board has no authority to select the nonemployee directors who will receive Non-Statutory Stock Options, to determine the number of shares of the Company's Common Stock subject to the Proposed Nonemployee Director Plan, to make any grant of Non-Statutory Stock Options under the Proposed Nonemployee Director Plan, or to determine the exercise price of any Non-Statutory Stock Options granted under the Proposed Nonemployee Directors Plan.

On the date of adoption of the Existing Nonemployee Director Plan, a Non-Statutory Stock Option was granted to each nonemployee director of the Company who was a member of the Board of Directors on the date of adoption. Pursuant to the Nonemployee Director Plan, as it will be amended by the Proposed Nonemployee Director Plan, a Non-Statutory Stock Option to purchase 3,000 shares of the Company's Common Stock is granted to each nonemployee director who has not been previously elected as a member of the Board of Directors as of the first business day of his or her election to the Board. Each year thereafter, each nonemployee director will be granted an additional Non-Statutory Stock Option to purchase 1,500 shares of the Company's Common Stock on the day on which the Company's shareholders vote to elect directors at the Annual Meeting of Shareholders. Each Non-Statutory Stock Option granted under the Proposed Nonemployee Director Plan will be governed by a Non-Statutory Stock Option agreement. To be eligible to participate in the Proposed Nonemployee Director Plan, a director must not be an employee of the Company or any of its affiliates. As of January 31, 2004, there were six nonemployee directors eligible to participate in the Proposed Nonemployee Director Plan.

The stock subject to Non-Statutory Stock Options issued under the Proposed Nonemployee Director Plan will be shares of the Company's authorized but unissued or reacquired Common Stock. Under the Proposed Nonemployee Director Plan, Non-Statutory Stock Options for up to 250,000 shares of the Company's Common Stock may be granted (subject to adjustment in the event of a stock or cash dividend, stock split, spin-off, split-up, merger, consolidation, recapitalization, reclassification, combination or exchange of shares, or any other similar corporate event). The closing sale price of the Company's Common Stock on March 1, 2004, was $20.49 per share. See "Equity Compensation Plan Information" for additional information.

Each Non-Statutory Stock Option agreement shall state the number of shares to which it pertains and shall state the Non-Statutory Stock Option exercise price. The per share exercise price for shares relating to any Non-Statutory Stock Option shall not be less than 100% of the Fair Market Value (as defined below) of the shares of Common Stock on the date the Non-Statutory Stock Option is granted. The Fair Market Value of shares will be the closing sale price of the Common Stock as reported on NASDAQ on the business day immediately preceding the date as of which Fair Market Value is being determined, or if no shares of Common Stock were traded on that day, then on the most recently preceding day on which such stock was traded (the "Fair Market Value").

The Non-Statutory Stock Option recipient may pay the Non-Statutory Stock Option exercise price in cash, by means of shares of the Company's Common Stock which have been owned by the recipient for at least 6 months, or by delivery to the Company of an exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company from sale or loan proceeds the amount required to pay the exercise price. If payment is made in the Company's Common Stock, the shares so used will be taken at the Fair Market Value on the date the Non-Statutory Stock Option is exercised. The Non-Statutory Stock Option recipient must pay for shares received pursuant to a Non-Statutory Stock Option exercise on or before the date the Non-Statutory Stock Option recipient takes delivery of the shares. The proceeds from all payments pursuant to the exercise of Non-Statutory Stock Options will be used for general corporate purposes. The Company and its subsidiaries will receive no cash or other payment upon the granting of Non-Statutory Stock Options pursuant to the Proposed Nonemployee Director Plan.

One-third (⅓) of the total number of shares covered by a Non-Statutory Stock Option will vest and become exercisable on the first anniversary date of the grant of such Non-Statutory Stock Option, and an additional one-third (⅓) of the total number of shares covered by such Non-Statutory Stock Option will vest and become exercisable on each subsequent anniversary of the date of grant until all of the shares covered by the Non-Statutory Stock Option have become exercisable. In no event will a Non-Statutory Stock Option be exercisable after the expiration of ten (10) years from the date it is granted. Non-Statutory Stock Option recipients may accumulate vested shares under an Option not yet exercised, which may be exercised, in whole or in part, in any subsequent period. However, in no event will a Non-Statutory Stock Option, or any portion thereof, be exercisable after the expiration of ten (10) years from the date it is granted.

In the event that a Non-Statutory Stock Option recipient was a member of the Board of Directors for five (5) or more years and ceases being a member of the Board, all outstanding Non-Statutory Stock Options held by such recipient will become immediately exercisable. The recipient may exercise such Non-Statutory Stock Options for a period of thirty-six (36) months from the date he or she ceased to be a director. If a Non-Statutory Stock Option recipient was a member of the Board of Directors for less than five (5) years and ceases being a member of the Board, then the recipient may exercise any Non-Statutory Stock Options that were exercisable at the date that he or she ceased being a member of the Board for a period of thirty (30) days following the date on which he or she ceased being a director. However, if a Non-Statutory Stock Option recipient ceases being a member of the Board of Directors due to an act of fraud or misrepresentation, embezzlement, misappropriation or conversion of assets, or opportunities of the Company or any of its affiliates, or any other gross or willful misconduct, all Non-Statutory Stock Options granted to such recipient will be immediately forfeited as of the date of the misconduct.

In the event of a Non-Statutory Stock Option recipient's death, any outstanding Non-Statutory Stock Options which were exercisable by the recipient at the time of his or her death may be exercised by the recipient's legal representative, or by any person who acquires the right to exercise the option by virtue of the recipient's death, for a period of twelve (12) months from the date of the recipient's death without regard to whether the recipient ceased to be a member of the Board of Directors prior to the date of his death.

In the event of any change in the Common Stock of the Company by reason of any cash or stock dividend, stock split, spin-off, split-up, merger, consolidation, recapitalization, reclassification, combination or exchange of shares, or any other similar corporate event, the aggregate number of shares of Common Stock available, and the number and price of shares subject to outstanding Non-Statutory Stock Options under the Proposed Nonemployee Director Plan will be automatically adjusted. Each Non-Statutory Stock Option recipient will receive a notice of any such adjustment.

The Board of Directors may amend, suspend, or terminate the Proposed Nonemployee Director Plan at any time. However, no such amendment, suspension, or termination may be made without shareholder approval if it would materially increase the maximum number of shares of Common Stock which may be issued under the Proposed Nonemployee Director Plan (except as otherwise specifically provided), materially increase the benefits accruing to participants in the Proposed Nonemployee Director Plan, or materially modify the eligibility requirements for participation in the Proposed Nonemployee Director Plan.

The shares purchased pursuant to Non-Statutory Stock Options granted under the Proposed Nonemployee Director Plan are subject to tax treatment under Section 83 of the Internal Revenue Code. Generally, the tax treatment of the options may be summarized as follows:

1. There will be no tax consequences to optionees when a Non-Statutory Stock Option is granted.

2. Optionees will recognize ordinary income when Non-Statutory Stock Options are exercised in an amount equal to the difference between the exercise price per share and the Fair Market Value per share as of the date of exercise.

3. Optionees will be taxed when the stock is sold on the difference between (a) the cost of the stock, increased by the taxable income realized upon exercise of the Non-Statutory Option and (b) the sale price realized upon sale of the stock. If the stock is sold after having been held more than one (1) year after exercise of the Non-Statutory Option, the amount realized will be subject to long-term capital gain or loss treatment. If the stock is held for one year or less, the optionee will recognize short-term gain or loss. Short-term capital gains are taxed as ordinary income; however, under current law, the maximum federal income tax rate at which long-term capital gains will be taxed is 15%.

This is merely a summary of some of the tax consequences of the grant, exercise, and disposition of the Non-Statutory Stock Options. Non-Statutory Stock Option recipients should consult with their tax advisers regarding the Non-Statutory Stock Options granted to them for more specific information. Income tax liability is the responsibility of the Non-Statutory Stock Option recipients. A Non-Statutory Stock Option recipient's tax consequences may change if new tax laws are enacted after the date of the grant of a Non-Statutory Stock Option.

The Board of Directors recommends a vote **FOR** Proposal 5.

PROPOSAL 6
RATIFICATION OF APPOINTMENT OF AUDITORS

The Audit Committee has appointed Ernst & Young LLP as the Company's independent auditors to audit the financial statements of the Company and to perform other accounting services, if appropriate, for the year ending December 31, 2004. Such appointment will be presented to the shareholders for ratification at the Meeting. A representative of Ernst & Young LLP is expected to be present at the Meeting to respond to questions from shareholders and will be given the opportunity to make a statement if so desired.

Shareholder ratification of the selection of Ernst & Young LLP as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Fees paid to Ernst & Young LLP for services provided during the years ended December 31, 2003, and 2002, is presented below. The Company did not engage Ernst & Young LLP to perform financial information systems design or implementation services during the year. "Audit Fees" include fees associated with the annual audit, the review of the Company's quarterly reports on Form 10-Q, and local statutory audits performed in various international locations. "Audit-Related Fees" primarily include fees associated with the audits of the Company's employee benefit plans. "Tax Fees" include fees associated with tax compliance, tax advice, and tax planning, including expatriate tax services. "All Other Fees" include fees associated with miscellaneous professional services. The Company's Audit Committee has concluded the provision of non-audit services covered under the caption "All Other Fees" is compatible with maintaining the auditor's independence and concluded that the auditor's independence was not impaired.

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2003	$1,422,000	$66,000	$404,000	$37,000
2002	$1,013,000	$29,000	$239,000	$ 3,000

The Board of Directors recommends a vote **FOR** Proposal 6.

DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS

Shareholder proposals intended for presentation at the 2005 Annual Meeting and for inclusion in the Company's 2005 proxy material must be received by the Company, in writing, no later than December 1, 2004, and must comply with the rules of the SEC relating to shareholder proposals. The named proxies solicited by the Board of Directors for the 2005 Annual Meeting will confer discretionary authority to vote on any shareholder proposal not received in writing by the Company by March 14, 2005, and will exercise authority in accordance with the recommendation of the Board of Directors.

OTHER

Management does not know of any other matters to be presented at the Meeting for action by shareholders; however, if any other matters are properly brought before the Meeting or any adjournment or postponement thereof, votes will be cast pursuant to the proxies in accordance with the best judgment of the proxy holders with respect to such matters.

UPON WRITTEN REQUEST OF ANY SHAREHOLDER TO DAVID VANCE LUCAS, SECRETARY, INTERGRAPH CORPORATION, HUNTSVILLE, ALABAMA 35894-0001, THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003, AS FILED WITH THE SEC.

By Order of the Board of Directors,

DAVID VANCE LUCAS

Secretary

DATED: March 31, 2004

INTERGRAPH CORPORATION
AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER

I. Organization

This charter governs the operations of the Audit Committee and the scope of its responsibilities. The Audit Committee shall review and reassess the charter at least annually and obtain the annual approval of the Board of Directors. The Audit Committee shall be appointed by and serve at the pleasure of the Board of Directors and shall be comprised of at least three members of the Board of Directors, who as determined by the Board, are independent and meet the other qualification standards set by federal and state legislation and regulation, and the applicable listing standards of The Nasdaq Stock Market®. Each member shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. One member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities. The Audit Committee shall consider whether one of its members qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission. The duties of the chair of the Audit Committee shall be to call meetings of the Audit Committee and to preside at such meetings.

II. Statement of Policy

The Audit Committee shall assist the Board of Directors in overseeing the integrity of the Company's financial statements and the financial reporting and accounting processes, the Company's compliance with legal and regulatory requirements, the outside auditors' qualifications and independence, the performance of the internal and outside auditors, and the audits of the financial statements of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the Committee, the independent auditors, the internal auditors, and management of the Company. In discharging its responsibilities, the Audit Committee is empowered to investigate any matter with full access to all books, data, records, facilities, and personnel of the Company. The Audit Committee shall have the power to retain independent counsel and other advisors (including the Company's regular counsel or other advisors) at the Company's expense and to pay ordinary administrative expenses of the Audit Committee that it determines are necessary or appropriate in carrying out its duties.

III. Oversight Responsibilities

The Audit Committee's oversight responsibility recognizes that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Additionally, the Audit Committee recognizes that the Company's financial management, including the internal audit department, as well as its outside auditors, have more knowledge and more detailed information regarding the Company and its financial reports than do Audit Committee members; consequently, the Audit Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditors' work, and is not conducting an audit or investigation of the financial statements nor determining that the financial statements are true and complete or have been prepared in accordance with accounting principles generally accepted in the United States.

The directors serving on the Audit Committee of the Company shall have no greater standard of liability in the performance of their duties than the standard of liability applicable to all directors. Audit Committee members who are previously employed by the Company or who have special training or experience in financial or audit matters shall have no greater duty or responsibility as a result of such prior training services or experience. Members of the Audit Committee shall have the full protection against personal liability for breach of fiduciary duties as set forth in Article IX to the Certificate of Incorporation, adopted by the shareholders in the meeting of April 23, 1987. In addition, members of the Audit Committee shall be entitled to be indemnified against liability by the Company as provided in Articles VIII and IX of the Certificate of Incorporation and Article Nine of the By-laws.

IV. Functions

The following functions shall be the principal recurring activities of the Audit Committee in carrying out its oversight duties and responsibilities. The functions are set forth as minimum duties and responsibilities with the understanding that the Audit Committee may undertake additional duties and responsibilities as the Board or the Audit Committee deems appropriate given the circumstances. The responsibilities of the Audit Committee shall include all of the responsibilities set forth in Rule 10A-3(b)(2), (3), (4), and (5) under the Securities Exchange Act of 1934, as amended.

- The Audit Committee shall have a clear understanding with management and the outside auditors that the outside auditors are ultimately accountable to the Board and the Audit Committee. The Audit Committee shall be directly responsible for the appointment, compensation, retention, evaluation, and oversight of the work of the outside auditors (including the resolution of any disagreements between management and the outside auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company, and the outside auditors shall report directly to the Audit Committee.

- The Audit Committee shall discuss with the internal auditors and the outside auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the Audit Committee shall discuss with management, the internal auditors, and the outside auditors the adequacy and effectiveness of the Company's internal control over financial reporting. Further, the Audit Committee shall meet separately with the internal auditors and the outside auditors, with and without management present, to discuss the results of their examinations.

- The Audit Committee shall review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation", and the selection, application, and disclosure of critical accounting policies and practices used in such financial statements, and will review and discuss with the principal executive and financial officers their certifications in and/or accompanying the related report. The Audit Committee also shall review and discuss with the outside auditors the matters required to be discussed by Statements of Auditing Standards ("SAS") No. 61 and No. 90, as may be modified or supplemented. The discussion of the financial statements and the related critical accounting policies and practices shall occur prior to the public release of such financial statements and the discussion of the related disclosure, including the "Management's Discussion and Analysis of Financial Condition and Results of Operation", shall occur prior to the filing of the Form 10-Q or Form 10-K. Additionally, based on such review and discussion, the Audit Committee shall consider whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

- The Audit Committee shall review and approve all related-party transactions as required by the rules of The Nasdaq Stock Market® or other applicable legal or regulatory requirement.

- The Audit Committee shall discuss with management and the outside auditors policies with respect to risk assessment and risk management and the quality and adequacy of the Company's internal controls and processes that could materially affect the Company's financial statements and financial reporting. The Audit Committee shall review with the outside auditors any audit problems or difficulties and management's response.

The Audit Committee shall:

- establish hiring policies for employees or former employees of the outside auditors;

- pre-approve all auditing services to be provided by the outside auditors;

- pre-approve all permissible non-auditing services, including tax services, to be provided by the outside auditors, subject to such exceptions as may be determined by the Audit Committee to be appropriate and consistent with applicable legal or regulatory provisions;

- receive reports from the outside auditors regarding critical accounting policies and practices, alternative treatments of financial information and generally accepted accounting principles, and such other information as may be required by federal and regulatory provisions;

- receive from the outside auditors annually a formal written statement delineating all relationships between the outside auditors and the Company consistent with Independence Standards Board Standard No. 1, as may be modified or supplemented by such other standards as may be set by law or regulation or The Nasdaq Stock Market® rules or the Public Company Accounting Oversight Board; and

- discuss with the outside auditors in an active dialogue any such disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full board take, appropriate action to oversee the independence of the outside auditor.

- The Committee shall receive reports from the principal executive and financial officers of the Company regarding their evaluation of the effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting; regarding all significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company's ability to record, process, summarize, and report financial data and whether they have identified for the outside auditors any material weaknesses in internal controls; any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting; and whether there were significant changes in internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

- The Audit Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

V.   Meetings

The Audit Committee shall meet at least four times annually and more frequently as necessary or appropriate, including teleconferences when appropriate. Special meetings of the Audit Committee may be called on one day's notice by the Chairman of the Board or the Audit Committee chair. The Audit Committee shall meet in separate executive sessions with the Company's Chief Financial Officer and the independent auditors annually or as otherwise required by applicable law or regulatory authority. A majority of the Audit Committee shall constitute a quorum, and the Audit Committee shall act only on the affirmative vote of a majority of the members present at the meeting. Attendance by the Chairman of the Board and by other members of management will be at the invitation of the Audit Committee chair. The Audit Committee shall maintain minutes of all meetings documenting its activities and recommendations to the Board. Unless the Board has previously designated the Audit Committee chair, the members of the Audit Committee may designate a chair by majority vote.

The Audit Committee and its members have complete access to management, recognizing that it is expected that members will use judgment to be sure that this access is not distracting to the business operations of the Company.

INTERGRAPH CORPORATION
2004 EQUITY INCENTIVE PLAN

Section 1. Purpose

This plan shall be known as the "Intergraph Corporation 2004 Equity Incentive Plan" (the "Plan"). The purpose of the Plan is to promote the interests of Intergraph Corporation, a Delaware corporation (the "Company") and its stockholders by (i) attracting and retaining key officers, employees, and directors of, and consultants to, the Company and its Subsidiaries and Affiliates; (ii) motivating such individuals to achieve long range performance goals, (iii) enabling such individuals to participate in the long-term growth and financial success of the Company, (iv) encouraging ownership of stock in the Company by such individuals, and (v) linking their compensation to the long-term interests of the Company and its stockholders. With respect to any awards granted under the Plan that are intended to comply with the requirements of "performance based compensation" under Section 162(m) of the Code, the Plan shall be interpreted in a manner consistent with such requirements.

Section 2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "**Affiliate**" shall mean (i) any entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company has a significant equity interest, (iii) an affiliate of the Company, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act, and (iv) any entity in which the Company has at least twenty percent (20%) of the combined voting power of the entity's outstanding voting securities, in each case as designated by the Board as being a participating employer in the Plan.

(b) "**Award**" shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit, Performance Award, Other Stock Based Award, or other award granted under the Plan, whether singly, in combination, or in tandem, to a Participant by the Committee (or the Board) pursuant to such terms, conditions, restrictions, and/or limitations, if any, as the Committee (or the Board) may establish.

(c) "**Award Agreement**" shall mean any written or electronic agreement, contract, or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

(d) "**Board**" shall mean the board of directors of the Company.

(e) "**Cause**" shall mean, unless otherwise defined in the applicable Award Agreement, (i) the engaging by the Participant in willful misconduct that is injurious to the Company or its Subsidiaries or Affiliates, or (ii) the embezzlement or misappropriation of funds or property of the Company or its Subsidiaries or Affiliates by the Participant. For purposes of this paragraph, no act, or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Company. Any determination of Cause for purposes of the Plan or any Award shall be made by the Committee in its sole discretion. Any such determination shall be final and binding on a Participant.

(f) "**Change in Control**" shall mean, unless otherwise defined in the applicable Award Agreement, any of the following events:

(i) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term Person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty percent (20%) or more of the combined voting power of the then outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any Subsidiary or (ii) the Company or any Subsidiary;

(ii)   The individuals who, as of the date hereof, are members of the Board (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; provided, however, that if the election or nomination for election by the Company's stockholders of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered as a member of the Incumbent Board; provided, further, however, that no individual shall be considered a member of the Incumbent Board if (1) such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest or (2) such individual was designated by a Person who has entered into an agreement with the Company to effect a transaction described in clause (i) or (iii) of this paragraph; or

(iii)   Consummation by the Company of:

(A)   A merger, consolidation, or reorganization involving the Company, unless,

(1)   The stockholders of the Company, immediately before such merger, consolidation, or reorganization, own, directly or indirectly immediately following such merger, consolidation, or reorganization, at least fifty percent (50%) of the combined voting power of the outstanding Voting Securities of the corporation (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, or reorganization;

(2)   The individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation, or reorganization constitute at least a majority of the members of the board of directors of the Surviving Corporation; and

(3)   No Person (other than the Company, any Subsidiary, any employee benefit plan (or any trust forming a part thereof) maintained by the Company, the Surviving Corporation, or any Subsidiary, or any Person who, immediately prior to such merger, consolidation, or reorganization, had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Voting Securities) has Beneficial Ownership of twenty percent (20%) or more of the combined voting power of the Surviving Corporation's then outstanding Voting Securities.

(B)   A complete liquidation or dissolution of the Company; or

(C)   The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increased the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

(g)   "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(h)   "**Committee**" shall mean a committee of the Board composed of not less than two

Nonemployee Directors, each of whom shall be a "Nonemployee Director" for purposes of Exchange Act Section 16 and Rule 16b 3 thereunder and an "outside director" for purposes of Section 162(m) and the regulations promulgated under the Code.

(i)　　"**Consultant**" shall mean any consultant to the Company or its Subsidiaries or Affiliates.

(j)　　"**Covered Officer**" shall mean at any date (i) any individual who, with respect to the previous taxable year of the Company, was a "covered employee" of the Company within the meaning of Section 162(m); provided, however, that the term "Covered Officer" shall not include any such individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected not to be such a "covered employee" with respect to the current taxable year of the Company and (ii) any individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be such a "covered employee" with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid.

(k)　　"**Director**" shall mean a member of the Board.

(l)　　"**Disability**" shall mean, unless otherwise defined in the applicable Award Agreement, a disability that would qualify as a total and permanent disability under the Company's then current long-term disability plan.

(m)　　"**Employee**" shall mean a current or prospective officer or employee of the Company or of any Subsidiary or Affiliate.

(n)　　"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(o)　　"**Fair Market Value**" with respect to the Shares, shall mean, for purposes of a grant of an Award as of any date, (i) the closing sales price of the Shares on The Nasdaq Stock Market®, or any other such exchange on which the shares are traded, on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) in the event there is no public market for the Shares on such date, the fair market value as determined, in good faith, by the Board in its sole discretion, and for purposes of a sale of a Share as of any date, the actual sales price on that date.

(p)　　"**Incentive Stock Option**" shall mean an option to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(q)　　"**Non-Qualified Stock Option**" shall mean an option to purchase Shares from the Company that is granted under Sections 6 or 10 of the Plan and is not intended to be an Incentive Stock Option.

(r)　　"**Nonemployee Director**" shall mean a member of the Board who is not an officer or employee of the Company or any Subsidiary or Affiliate.

(s)　　"**Option**" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(t)　　"**Option Price**" shall mean the purchase price payable to purchase one Share upon the exercise of an Option.

(u)　　"**Other Stock Based Award**" shall mean any Award granted under Sections 9 or 10 of the Plan.

(v)　　"**Outside Director**" means, with respect to the grant of an Award, a member of the Board then serving on the Committee.

(w)　　"**Participant**" shall mean any Employee, Director, Consultant, or other person who receives an Award under the Plan.

(x)   **"Performance Award"** shall mean any Award granted under Section 8 of the Plan.

(y)   **"Person"** shall mean any individual, corporation, partnership, limited liability company, associate, joint stock company, trust, unincorporated organization, government or political subdivision thereof, or other entity.

(z)   **"Restricted Share"** shall mean any Share granted under Sections 7 or 10 of the Plan.

(aa)   **"Restricted Share Unit"** shall mean any unit granted under Sections 7 or 10 of the Plan.

(bb)   **"Retirement"** shall mean, unless otherwise defined in the applicable Award Agreement, retirement of a Participant from the employ or service of the Company or any of its Subsidiaries or Affiliates in accordance with the terms of the applicable Company retirement plan or, if a Participant is not covered by any such plan, retirement on or after such Participant's 65th birthday.

(cc)   **"SEC"** shall mean the Securities and Exchange Commission or any successor thereto.

(dd)   **"Section 16"** shall mean Section 16 of the Exchange Act and the rules promulgated thereunder and any successor provision thereto as in effect from time to time.

(ee)   **"Section 162(m)"** shall mean Section 162(m) of the Code and the regulations promulgated thereunder and any successor or provision thereto as in effect from time to time.

(ff)   **"Shares"** shall mean shares of the common stock, $0.10 par value, of the Company.

(gg)   **"Stock Appreciation Right or SAR"** shall mean a stock appreciation right granted under Sections 6 or 10 of the Plan that entitles the holder to receive, with respect to each Share encompassed by the exercise of such SAR, the amount determined by the Committee and specified in an Award Agreement. In the absence of such a determination, the holder shall be entitled to receive, with respect to each Share encompassed by the exercise of such SAR, the excess of the Fair Market Value on the date of exercise over the Fair Market Value on the date of grant.

(hh)   **"Subsidiary"** shall mean any Person (other than the Company) of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company.

(ii)   **"Substitute Awards"** shall mean Awards granted solely in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

(jj)   **"Tandem SAR"** shall mean a SAR that is granted under Sections 6 or 10 of the Plan in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

Section 3. Administration

3.1   *Authority of Committee*. The Plan shall be administered by the Committee, which shall be appointed by and serve at the pleasure of the Board; provided, however, with respect to Awards to Outside Directors, all references in the Plan to the Committee shall be deemed to be references to the Board. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority in its discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with Awards; (iv) determine the timing, terms, and conditions of any Award; (v) accelerate the time at which all or any part of an Award may be settled or exercised; (vi) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards, or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vii) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (viii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (ix) amend or modify the terms of any Award at or after grant consistent with the terms of the Plan; (x) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan, subject to the exclusive authority of the Board under Section 14 hereunder to amend or terminate the Plan.

3.2 *Committee Discretion Binding*. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary or Affiliate, any Participant, and any holder or beneficiary of any Award.

3.3 *Action by the Committee*. The Committee shall hold its meetings at such times and places and in such manner as it may determine. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by not less than a majority of its members. Any decision or determination reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority vote at a meeting duly called and held. The exercise of an Option or receipt of an Award shall be effective only if an Award Agreement shall have been duly executed and delivered on behalf of the Company following the grant of the Option or other Award. The Committee may appoint a Secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable.

3.4 *Delegation*. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or of any Subsidiary or Affiliate, or to a Committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to, or to cancel, modify, or waive rights with respect to, or to alter, discontinue, suspend, or terminate, Awards held by Participants who are not officers or directors of the Company for purposes of Section 16 or who are otherwise not subject to such Section.

3.5 *No Liability*. No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

Section 4. Shares Available For Awards

4.1 *Shares Available*. Subject to the provisions of Section 4.2 hereof, the stock to be subject to Awards under the Plan shall be the Shares of the Company and the maximum number of Shares with respect to which Awards may be granted under the Plan shall be 3,761,000 (which includes 1,261,000 Shares with respect to which awards under the Intergraph Corporation Amended and Restated 2002 Stock Option Plan (the "2002 Plan") were authorized but not granted). Notwithstanding the foregoing and subject to adjustment as provided in Section 4.2, the maximum number of Shares with respect to which Awards may be granted under the Plan shall be increased by the number of Shares with respect to which Options or other Awards were granted under the 2002 Plan as of the effective date of this Plan, but which terminate, expire unexercised, or are settled for cash, forfeited, or cancelled without the delivery of Shares under the terms of the 2002 Plan after the effective date of this Plan. If, after the effective date of the Plan, any Shares covered by an Award granted under this Plan, or to which such an Award relates, are forfeited, or if such an Award is settled for cash or otherwise terminates, expires unexercised, or is cancelled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, forfeiture, termination, expiration, or cancellation, shall again become Shares with respect to which Awards may be granted. In the event that any Option or other Award granted hereunder is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld. Notwithstanding the foregoing and subject to adjustment as provided in Section 4.2 hereof, no Participant may receive Options or SARs under the Plan in any calendar year that relate to more than 750,000 Shares.

4.2 *Adjustments*. In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee, in its sole discretion, to be appropriate, then the Committee shall, in such manner as it may deem equitable: (i) adjust any or all of (1) the aggregate number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted under the Plan; (2) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards under the Plan; (3) the grant or exercise price with respect to any Award under the Plan, provided that the number of shares subject to any Award shall always be a whole number; and (4) the figure referred to in the last sentence of Section 4.1; (ii) if deemed appropriate, provide for an equivalent award in respect of securities of the surviving entity of any merger, consolidation, or other transaction or event having a similar effect; or (iii) if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award.

4.3   *Substitute Awards*. Any Shares issued by the Company as Substitute Awards in connection with the assumption or substitution of outstanding grants from any acquired corporation shall not reduce the Shares available for Awards under the Plan.

4.4   *Sources of Shares Deliverable Under Awards*. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of issued Shares which have been reacquired by the Company.

Section 5. Eligibility

Any Employee, Director, or Consultant shall be eligible to be designated a Participant; provided, however, that Outside Directors shall only be eligible to receive Awards granted consistent with Section 10.

Section 6. Stock Options And Stock Appreciation Rights

6.1   *Grant*. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Options and SARs shall be granted, the number of Shares subject to each Award, the exercise price, and the conditions and limitations applicable to the exercise of each Option and SAR. An Option may be granted with or without a Tandem SAR. A SAR may be granted with or without a related Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options or Tandem SARs related to such Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. A person who has been granted an Option or SAR under this Plan may be granted additional Options or SARs under the Plan if the Committee shall so determine; provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option or Tandem SAR related thereto is granted) of the Shares with respect to which all Incentive Stock Options or Tandem SARs related to such Option are exercisable for the first time by an Employee during any calendar year (under all plans described in subsection (d) of Section 422 of the Code of the Employee's employer corporation and its parent and Subsidiaries) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.

6.2   *Price*. The Committee in its sole discretion shall establish the Option Price at the time each Option is granted. Except in the case of Substitute Awards or as permitted by the provisions of Sections 4.2 or Section 14 hereof, the Option Price of an Option may not be less than 100% of the Fair Market Value of the Shares with respect to which the Option is granted on the date of grant of such Option. Notwithstanding the foregoing and except as permitted by the provisions of Section 4.2 or Section 14 hereof, the Committee shall not have the power to (i) amend the terms of previously granted Options to reduce the Option Price of such Options, or (ii) cancel such Options and grant substitute Options with a lower Option Price than the cancelled Options. Except with respect to Substitute Awards or as permitted by the provisions of Sections 4.2 or Section 14 hereof, SARs may not be granted at a price less than the Fair Market Value of a Share on the date of grant.

6.3   *Term*. Subject to the Committee's authority under Section 3.1 and the provisions of Section 6.6, each Option and SAR and all rights and obligations thereunder shall expire on the date determined by the Committee and specified in the Award Agreement. The Committee shall be under no duty to provide terms of like duration for Options or SARs granted under the Plan. Notwithstanding the foregoing, no Option or Tandem SAR that relates to such Option shall be exercisable after the expiration of ten (10) years from the date such Option or SAR was granted.

6.4   *Exercise*.

(a)   Each Option and SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee shall have full and complete authority to determine, subject to Section 6.6 herein, whether an Option or SAR will be exercisable in full at any time or from time to time during the term of the Option or SAR, or to provide for the exercise thereof in such installments, upon the occurrence of such events and at such times during the term of the Option or SAR as the Committee may determine.

(b)   The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal, state, or foreign securities laws or the Code, as it may deem necessary or advisable. The exercise of any Option granted hereunder shall be effective only at such time as the sale of Shares pursuant to such exercise will not violate any state or federal securities or other laws.

(c)   An Option or SAR may be exercised in whole or in part at any time, with respect to whole Shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option or SAR, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Committee of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised. A Tandem SAR that is related to an Incentive Stock Option may be exercised only to the extent that the related Option is exercisable and only when the Fair Market Value exceeds the Option Price of the related Option. The exercise of either an Option or Tandem SAR shall result in the termination of the other to the extent of the number of Shares with respect to which either the Option or Tandem SAR is exercised.

(d)   Payment of the Option Price shall be made in cash or cash equivalents, or, at the discretion of the Committee, (i) in whole Shares (provided such Shares are already owned by the optionee and held by the optionee for at least six (6) months) valued at the Fair Market Value of such Shares on the date of exercise, together with any applicable withholding taxes, or (ii) by a combination of such cash (or cash equivalents) and such Shares; provided, however, that the optionee shall not be entitled to tender Shares pursuant to successive, substantially simultaneous exercises of an Option or any other stock option of the Company. Subject to applicable law, an Option may also be exercised by delivering a notice of exercise of the Option and simultaneously selling the Shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the Company, using the proceeds of such sale as payment of the Option Price, together with any applicable withholding taxes. Until the optionee has been issued the Shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such Shares.

(e)   At the Committee's discretion, the amount payable as a result of the exercise of a SAR may be settled in cash, Shares, or a combination of cash and Shares. A fractional Share shall not be deliverable upon the exercise of a SAR, but a cash payment will be made in lieu thereof.

6.5   *Ten Percent Stock Rule*. Notwithstanding any other provisions in the Plan, if at the time an Option or SAR is otherwise to be granted pursuant to the Plan the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Shares of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of Stock of the Company or its parent or Subsidiary or Affiliate corporations (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option or Tandem SAR to be granted to such optionee or rights holder pursuant to the Plan shall satisfy the requirement of Section 422(c)(5) of the Code, and the Option Price shall be not less than 110% of the Fair Market Value of the Shares of the Company, and such Option by its terms shall not be exercisable after the expiration of five (5) years from the date such Option is granted.

Section 7. Restricted Shares And Restricted Share Units

      7.1   *Grant.*

      (a)   Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Restricted Shares and Restricted Share Units shall be granted, the number of Restricted Shares and/or the number of Restricted Share Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Shares and Restricted Share Units may be forfeited to the Company, and the other terms and conditions of such Awards. The Restricted Share and Restricted Share Unit Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan.

      (b)   Each Restricted Share and Restricted Share Unit Award made under the Plan shall be for such number of Shares as shall be determined by the Committee and set forth in the Award Agreement containing the terms of such Restricted Share or Restricted Share Unit Award. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the Shares covered by the Restricted Share or Restricted Share Unit Award. The Award Agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the Shares to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share and Restricted Share Unit Awards.

      7.2   *Delivery of Shares and Transfer Restrictions*. At the time of a Restricted Share Award, a certificate representing the number of Shares awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The grantee shall have all rights of a stockholder with respect to the Restricted Shares, including the right to receive dividends and the right to vote such Shares, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the Award Agreement with respect to such Shares; (ii) none of the Shares may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee at or after grant, all of the Shares shall be forfeited and all rights of the grantee to such Shares shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of or service to the Company for the entire restricted period in relation to which such Shares were granted and unless any other restrictive conditions relating to the Restricted Share Award are met. Any Shares, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the Shares subject to Restricted Share Awards shall be subject to the same restrictions, terms, and conditions as such restricted Shares.

      7.3   *Termination of Restrictions*. At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share Award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the Award Agreement relating to the Restricted Share Award or in the Plan shall lapse as to the restricted Shares subject thereto, and a stock certificate for the appropriate number of Shares, free of the restrictions and restricted stock legend, shall be delivered to the Participant or the Participant's beneficiary or estate, as (or paid an equivalent amount of cash) the case may be.

      7.4   *Payment of Restricted Share Units*. Each Restricted Share Unit shall have a value equal to the Fair Market Value of a Share. Restricted Share Units shall be paid in cash, Shares, other securities, or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. A Participant shall be credited with dividend equivalents on any vested Restricted Share Units credited to the Participant's account (or paid an equivalent amount of cash) at the time of any payment of dividends to stockholders on Shares. The amount of any such dividend equivalents shall equal the amount that would have been payable to the Participant as a stockholder in respect of a number of Shares equal to the number of vested Restricted Share Units then credited to the Participant. Any such dividend equivalents shall be credited to the Participant's account as of the date on which such dividend would have been payable and shall be converted into additional Restricted Share Units (which shall be immediately vested) based upon the Fair Market Value of a Share on the date of such crediting or shall be paid in cash, as determined by the Committee. No dividend equivalents shall be paid in respect of Restricted Share Units that are not yet vested.

Except as otherwise determined by the Committee at or after grant, Restricted Share Units may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of, and all Restricted Share Units and all rights of the grantee to such Restricted Share Units shall terminate, without further obligation on the part of the Company, unless the grantee remains in continuous employment of the Company for the entire restricted period in relation to which such Restricted Share Units were granted and unless any other restrictive conditions relating to the Restricted Share Unit Award are met.

Section 8. Performance Awards

8.1   *Grant*. The Committee shall have sole and complete authority to determine the Participants who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine. All Performance Awards shall be subject to the terms and provisions of Section 11 hereof.

8.2   *Terms and Conditions*. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award, and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.

8.3   *Payment of Performance Awards*. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Committee, on a deferred basis. Termination of employment prior to the end of any performance period, other than for reasons of death or Disability, will result in the forfeiture of the Performance Award, and no payments will be made. A Participant's rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant.

Section 9. Other Stock Based Awards

The Committee shall have the authority to determine the Participants who shall receive an Other Stock Based Award, which shall consist of any right that is (i) not an Award described in Sections 6 and 7 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock Based Award.

Section 10. Nonemployee Director And Outside Director Awards

10.1   The Board may provide that all or a portion of a Nonemployee Director's annual retainer, meeting fees, and/or other awards or compensation as determined by the Board, be payable (either automatically or at the election of a Nonemployee Director) in the form of Non-Qualified Stock Options, Restricted Shares, Restricted Share Units, and/or Other Stock Based Awards, including unrestricted Shares. The Board shall determine the terms and conditions of any such Awards, including the terms and conditions which shall apply upon a termination of the Nonemployee Director's service as a member of the Board, and shall have full power and authority in its discretion to administer such Awards, subject to the terms of the Plan and applicable law.

10.2   The Board may also grant Awards to Outside Directors pursuant to the terms of the Plan, including any Award described in Sections 6, 7, and 9 above. With respect to such Awards, all references in the Plan to the Committee shall be deemed to be references to the Board.

Section 11. Provisions Applicable To Covered Officers And Performance Awards

11.1   Notwithstanding anything in the Plan to the contrary, Performance Awards shall be subject to the terms and provisions of this Section 11.

11.2   The Committee may grant Performance Awards to Covered Officers based solely upon the attainment of performance targets related to one or more performance goals selected by the Committee from among the goals specified below. For the purposes of this Section 11, performance goals shall be limited to one or more of the following Company, Subsidiary, operating unit, or division financial performance measures:

(a)   earnings before interest, taxes, depreciation and/or amortization;

(b)   operating income or profit;

(c)   operating efficiencies;

(d)   return on equity, assets, capital, capital employed, or investment;

(e)   after tax operating income;

(f)   net income;

(g)   earnings or book value per Share;

(h)   cash flow(s);

(i)   total sales or revenues or sales or revenues per employee;

(j)   production (separate work units or SWUs);

(k)   stock price or total shareholder return;

(l)   dividends; or

(m)   strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures;

or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any Subsidiary, operating unit, or division of the Company and/or the past or current performance of other companies, and in the case of earnings based measures, may use or employ comparisons relating to capital, shareholders' equity and/or Shares outstanding, or to assets or net assets.

11.3   With respect to any Covered Officer, the maximum annual number of Shares in respect of which all Performance Awards may be granted under Section 8 of the Plan is 750,000 and the maximum annual amount of any Award settled in cash is $2,000,000.

11.4   To the extent necessary to comply with Section 162(m), with respect to grants of Performance Awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Committee shall certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable Award Agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period.

Section 12. Termination Of Employment

The Committee shall have the full power and authority to determine the terms and conditions that shall apply to any Award upon a termination of employment with the Company, its Subsidiaries, and Affiliates, including a termination by the Company with or without Cause, by a Participant voluntarily, or by reason of death, Disability, or Retirement, and may provide such terms and conditions in the Award Agreement or in such rules and regulations as it may prescribe.

Section 13. Change In Control

The Committee may specify in the applicable Award Agreement that all outstanding Awards shall vest, become immediately exercisable or payable, or have all restrictions lifted upon a Change in Control.

Section 14. Amendment And Termination

14.1   *Amendments to the Plan*. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation, or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to comply.

14.2   *Amendments to Awards*. Subject to the restrictions of Section 6.2, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary.

14.3   *Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events*. The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.2 hereof) affecting the Company, any Subsidiary or Affiliate, or the financial statements of the Company or any Subsidiary or Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

Section 15. General Provisions

15.1   *Limited Transferability of Awards*. Except as otherwise provided in the Plan, no Award shall be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution and/or as may be provided by the Committee in its discretion, at or after grant, in the Award Agreement. No transfer of an Award by will or by laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary or appropriate to establish the validity of the transfer.

15.2   *Dividend Equivalents*. In the sole and complete discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities, or other property on a current or deferred basis. All dividend or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, be reinvested into additional Shares, or in the case of dividends or dividend equivalents credited in connection with Performance Awards, be credited as additional Performance Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of Shares available for grant under Section 4 shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as Performance Awards.

15.3   *No Rights to Awards*. No Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each Participant.

15.4   *Share Certificates*.   All certificates for Shares or other securities of the Company or any Subsidiary or Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC or any state securities commission or regulatory authority, any stock exchange or other market upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

15.5   *Withholding*. A Participant may be required to pay to the Company or any Subsidiary or Affiliate and the Company or any Subsidiary or Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards, or other property) of any applicable statutory minimum withholding or other taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Options to defray or offset any tax arising from the grant, vesting, exercise, or payment of any Award.

15.6   *Award Agreements*. Each Award hereunder shall be evidenced by an Award Agreement that shall be delivered to the Participant and may specify the terms and conditions of the Award and any rules applicable thereto. In the event of a conflict between the terms of the Plan and any Award Agreement, the terms of the Plan shall prevail.

15.7   N*o Limit on Other Compensation Arrangements*. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Shares, Restricted Share Units, Other Stock Based Awards, or other types of Awards provided for hereunder.

15.8   *No Right to Employment*. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary or Affiliate. Further, the Company or a Subsidiary or Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in an Award Agreement.

15.9   *No Rights as Stockholder*. Subject to the provisions of the Plan and the applicable Award Agreement, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until such person has become a holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Shares hereunder, the applicable Award Agreement shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Shares.

15.10   *Governing Law*. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles.

15.11   *Severability*. If any provision of the Plan or any Award is, or becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

15.12   *Other Laws*. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation (including applicable non U.S. laws or regulations) or entitle the Company to recover the same under Exchange Act Section 16(b), and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder, or beneficiary.

15.13   *No Trust or Fund Created*. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary or Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary or Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary or Affiliate.

15.14   *No Fractional Shares*. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

15.15   *Headings*. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

15.16   *Non-U.S. Awards.* To conform with the provisions of local laws and regulations, or with local compensation practices and policies, in foreign countries in which the Company or any Subsidiary or Affiliate operates, but subject to the limitations set forth herein regarding the maximum number of shares issuable hereunder and the maximum award to any single Participant, the Committee may (i) modify the terms and conditions of Awards granted to Participants employed outside the United States ("Non-US Awards"), (ii) establish subplans with modified exercise procedures and such other modifications as may be necessary or advisable under the circumstances ("Subplans"), and (iii) take any action which it deems advisable to obtain, comply with, or otherwise reflect any necessary governmental regulatory procedures, exemptions, or approvals with respect to the Plan. The Committee's decision to grant Non-US Awards or to establish Subplans is entirely voluntary, and at the complete discretion of the Committee. The Committee may amend, modify, or terminate any Subplans at any time, and such amendment, modification, or termination may be made without prior notice to the Participants. The Company, Subsidiaries, Affiliates, and members of the Committee shall not incur any liability of any kind to any Participant as a result of any change, amendment, or termination of any Subplan at any time. The benefits and rights provided under any Subplan or by any Non-US Award (i) are wholly discretionary and, although provided by either the Company, a Subsidiary, or Affiliate, do not constitute regular or periodic payments and (ii) are not to be considered part of the Participant's salary or compensation under the Participant's employment with the Participant's local employer for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits, or rights of any kind. If a Subplan is terminated, the Committee may direct the payment of Non-US Awards (or direct the deferral of payments whose amount shall be determined) prior to the dates on which payments would otherwise have been made, and, in the Committee's discretion, such payments may be made in a lump sum or in installments.

Section 16. Term Of The Plan

16.1   *Effective Date*. The Plan shall be effective as of March 1, 2004, provided it has been approved by the Board and by the Company's stockholders.

16.2   *Expiration Date*. No new Awards shall be granted under the Plan after the tenth (10th) anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the tenth (10th) anniversary of the Effective Date.

EXHIBIT C

INTERGRAPH CORPORATION
AMENDED AND RESTATED 1997 STOCK OPTION PLAN

1.   PURPOSE

This 1997 Stock Option Plan of Intergraph Corporation (the "Plan") is intended as an incentive for key employees which will foster increased productivity, encourage them to remain in the employ of Intergraph Corporation (the "Corporation"), and enable them to acquire or increase their proprietary interest in the Corporation. At the discretion of the Committee, as defined below, options issued pursuant to this Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options"), or options which are not Incentive Options ("Non-Statutory Options").

2.   ADMINISTRATION

The Plan shall be administered by a committee (the "Committee") composed of the entire Board of Directors or a committee of the Board of Directors that is composed solely of two or more Nonemployee Directors. For this purpose, the term "Nonemployee Director" shall mean a person who is a member of the Company's Board of Directors who (a) is not currently an officer or employee of the Company or any parent or subsidiary of the Company, (b) does not directly or indirectly receive compensation for serving as a consultant or in any other non-director capacity from the Company or any parent or subsidiary of the Company that exceeds the dollar amount for which disclosure would be required pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934 ("Regulation S-K"), (c) does not possess any interest in any other transaction with the Company or any parent or subsidiary of the Company for which disclosure would be required pursuant to Item 404(a) of Regulation S-K, and (d) is not engaged in a business relationship with the Company or any parent or subsidiary of the Company which would be disclosable under Item 404(b) of Regulation S-K. In the event the Committee is a committee composed of two or more Nonemployee Directors, the Board of Directors may from time to time remove members from, add members to, and fill vacancies on, the Committee. A member of the Committee shall be eligible to participate in the Plan and receive options under the Plan.

The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Action taken by a majority of the Committee at which a quorum is present, or action reduced to writing or approved in writing by a majority of the members of the Committee, shall be valid acts of the Committee.

The Committee may from time to time and at its discretion, grant options to eligible employees. Subject to the terms of this Plan, the Committee shall exercise its sole discretion in determining which eligible employees shall receive options, and the number of shares subject to each option granted.

The Committee's interpretation and construction of any provision of the Plan, or any option granted under it, shall be final. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under the Plan.

3.   ELIGIBILITY

Persons eligible to receive options shall be such key employees (including officers) of the Corporation and its subsidiaries as the Committee shall from time to time select. The determination of whether a company is a subsidiary of the Corporation shall be made in accordance with Section 425(f) of the Internal Revenue Code, as amended. An option recipient may, subject to the terms and restrictions set forth in the Plan, hold more than one option. No person shall be eligible to receive an option for a larger number of shares than is granted to him by the Committee. In selecting the individuals to whom options shall be granted, as well as determining the number of shares subject to each option, the Committee shall weigh the position and responsibility of the individual being considered, the nature of his or her services, his or her present and potential contributions to the Corporation, and such other factors as the Committee deems relevant to accomplish the purposes of the Plan.

4.   STOCK

The stock subject to options issued under the Plan shall be shares of the Corporation's authorized but unissued, or reacquired, ten cent ($.10) par value common stock (hereafter sometimes called "Capital Stock" or "Common Stock"). The aggregate number of shares which may be issued pursuant to option exercises under the Plan shall not exceed 5,000,000 shares of Capital Stock. The limitations established by the preceding sentence shall be subject to adjustment as provided in Article 5(g) of the Plan so that should one of the events outlined in Section 5(g) occur, the limitations may be increased to reflect such event(s) without shareholder approval.

In the event that any outstanding option under the Plan for any reason expires or is terminated, the shares of Capital Stock allocable to the unexercised portion of such option may again be subjected to an option under the Plan.

5.   TERMS AND CONDITIONS OF THE PLAN

No obligation to retain an option recipient as an employee of the Corporation or its subsidiaries, or to provide or continue providing the option recipient with, or to permit the option recipient to retain, any incident associated with or arising, out of employment with the Corporation or its subsidiaries, including but not limited to tenure, salary, benefits, title, or position, shall be imposed on the Corporation or its subsidiaries by virtue of the adoption of the Plan, the grant or acceptance of an option granted pursuant to the Plan, or the exercise of an option under the Plan. Stock options granted under the Plan shall be authorized by the Committee and shall be evidenced by agreements in such form as the Committee shall from time to time approve. Such agreements shall conform with, and be subject to, the following terms and conditions:

(a)   Number of Shares and Form of Option

Each option agreement shall state the number of shares to which it pertains and whether the option granted is an Incentive Option or a Non-Statutory Option.

(b)   Option Price

Each option agreement shall state the option exercise price. The per share exercise price for shares obtainable pursuant to an Incentive Option shall not be less than 100% of the Fair Market Value, as defined below, of the shares of Capital Stock of the Corporation on the date the option is granted. The per share exercise price for shares obtainable pursuant to a Non-Statutory Option shall not be less than the par value of the shares. For all purposes under the Plan, Fair Market Value shall be deemed to be the closing sale price of the Common Stock as reported on The Nasdaq Stock Market® (or the mean between the highest and lowest per share sales price should the Common Stock be listed on an exchange) on a given day, or if such stock is not traded on that day, then on the next preceding day on which such stock was traded (the "Fair Market Value"). Subject to the foregoing, the Committee shall have full authority and discretion, and shall be fully protected, with respect to the price fixed for shares obtainable pursuant to the exercise of options. The aggregate Fair Market Value (determined at the time the Incentive Option is granted) of the Common Stock with respect to which Incentive Options are exercisable for the first time by the option recipient during any calendar year (under all such plans of the Corporation and its subsidiary corporations) shall not exceed $100,000. If an option recipient is granted an Incentive Option which exceeds this limitation, the Incentive Option shall be null and void to the extent such limitation is exceeded. Notwithstanding the foregoing, no Incentive Option shall be granted to an employee who, immediately after such option is granted, owns or has rights to stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation, unless such option is granted at a price which is at least 10% greater than the Fair Market Value of the stock subject to the Incentive Option and such option by its terms is not exercisable after the expiration of five (5) years from the date such option is granted.

(c)   Medium and Time of Payment

The option recipient may pay the option exercise price in cash, by means of unrestricted shares of the Corporation's Common Stock, or in any combination thereof. The option recipient must pay for shares received pursuant to an option exercise on or before the date of delivery of the shares to the option recipient. Subject to the requirements of rules promulgated by the Securities and Exchange Commission and Regulation T promulgated by the Federal Reserve Board, the Committee, in its sole discretion, may establish procedures whereby an option recipient may exercise an option or a portion thereof without making a direct payment of the option price to the Corporation. If the Committee so elects to establish a cashless exercise program, the Committee shall determine, in its sole discretion, and from time to time, such administrative procedures and policies as it deems appropriate, and such procedures and policies shall be binding on any option recipient utilizing the cashless exercise program. Payment in currency or by check, bank draft, cashier's check, or postal money order shall be considered payment in cash. In the event of payment in the Corporation's Common Stock, the shares used in payment of the purchase price shall be taken at the Fair Market Value of such shares on the date they are tendered to the Corporation.

(d)   Term and Exercise of Options

No option shall be exercisable either in whole or in part prior to twenty-four (24) months from the date it is granted. Subject to the right of accretion provided in the next to last sentence of this Article 5(d), each option shall be exercisable in four (4) installments, as follows: (1) up to one-fourth of the total shares covered by the option may be purchased after twenty-four (24) months from the date the option is granted; (2) up to one-fourth of the total shares covered by the option may be purchased after thirty-six (36) months from the date the option is granted; (3) up to one-fourth of the total shares covered by the option may be purchased after forty-eight (48) months from the date the option is granted; and (4) up to one-fourth of the total shares covered by the option may be purchased after sixty (60) months from the date the option is granted. The Committee may provide, however, for the exercise of an option after the initial twenty-four month period, either as an increased percentage of shares per year or as to all remaining shares, if the option recipient dies, is or becomes disabled, or, with the permission of the Committee, retires. During the option recipient's lifetime, the option shall be exercisable only by the option recipient, or the option recipient's guardian or legal representative if one has been appointed, and shall not be assignable or transferable other than by will or the laws of descent and distribution.   To the extent not exercised, option installments shall accumulate and be exercisable, in whole or in part, in any subsequent period but not later than ten (10) years from the date the option is granted. No option is exercisable after the expiration of ten (10) years from the date it is granted.

(e)   Termination of Employment Except Death

If an option recipient's employment with the Corporation or its subsidiaries ceases for any reason other than the option recipient's death, all options held by him pursuant to the Plan and not previously exercised as of the date of such termination shall terminate and become void and of no effect three (3) months from the date the option recipient's employment is terminated, provided that no option shall be exercisable after the expiration of ten (10) years from the date it is granted. Authorized leaves of absence or absence for military service shall not constitute termination of employment for the purposes of the Plan.

(f)   Death of Option Recipient and Transfer of Option

If an option recipient dies while employed by the Corporation or its subsidiaries and has not fully exercised all of his exercisable options, such options may be exercised, at any time within three (3) months after death, by the option recipient's executors or administrators, or by any person or persons who shall have acquired the option directly from the option recipient by bequest or inheritance. In no event, however, shall the option be exercisable more than ten (10) years after the date such option is granted. An option transferred to an option recipient's estate or to a person to whom such right devolves by reason of the option recipient's death shall be nontransferable by the option recipient's executor or administrator or by such person, except that the option may be distributed by the option recipient's executors or administrators to the distributees of the option recipient's estate entitled thereto.

(g)   Recapitalization or Dividend

Subject to any required action by the shareholders, the aggregate number of shares which may be issued pursuant to option exercises, the number of shares of Capital Stock covered by each outstanding option, and the price per share applicable to shares under such option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Capital Stock of the Corporation resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Capital Stock), or any other increase or decrease in the number of such shares effected without receipt of consideration by the Corporation. In addition, in the event the Corporation pays a cash dividend, the Committee may, without approval of the shareholders of the Company, proportionately adjust the aggregate number of shares of Capital Stock which may be issued pursuant to option exercises, the number of shares of Capital Stock covered by each outstanding option, and/or the price per share applicable to shares under such option.

If the Corporation is merged with or consolidated into any other corporation, or if all or substantially all of the business or property of the Corporation is sold, or if the Corporation is liquidated or dissolved, or if a tender or exchange offer is made for all or any part of the Corporation's voting securities, or if any other actual or threatened change in control of the Corporation occurs, the Committee, with or without the consent of the option recipient, may (but shall not be obligated to), either at the time of or in anticipation of any such transaction, take any of the following actions that the Committee may deem appropriate in its sole and absolute discretion: (i) cancel any option by providing for the payment to the option recipient of the excess of the Fair Market Value of the shares subject to the option over the exercise price of the option, (ii) substitute a new option of substantially equivalent value for any option, (iii) accelerate the exercise terms of any option, or (iv) make such other adjustments in the terms and conditions of any option as it deems appropriate.

In the event of a change in Capital Stock of the Corporation as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any change shall be deemed to be the Capital Stock within the meaning of the Plan.

To the extent that the foregoing adjustments relate to stock or securities of the Corporation, such adjustments shall be made by the Committee, whose determination in that respect shall be final.

Except as otherwise expressly provided in this Article 5(g), the option recipient shall have no rights by reason of any subdivision or consolidation of shares of stock of any class, or the payment of any stock dividend or cash dividend, or any other increase or decrease in the number of shares of stock of any class, or by reason of any dissolution, liquidation, merger or consolidation, or spin-off of assets or stock of another corporation. Any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Capital Stock subject to the option.

The grant of an option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets.

(h)   Rights as a Stockholder

An option recipient or a transferee of an option shall have no rights as a stockholder with respect to any shares subject to his option until a stock certificate is issued to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property), distributions, or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Article 5(g) of the Plan.

(i)   Modification, Extension, and Renewal of Options

Subject to the terms of the Plan, the Committee may modify, extend, or renew outstanding options granted under the Plan, or accept the surrender of outstanding options (to the extent not theretofore exercised) and authorize the granting of new options in substitution therefore (to the extent not theretofore exercised). With the exception of the second sentence of Article 5(g), the Committee shall not, however, modify any outstanding Incentive Options so as to specify a lower price, or accept the surrender of outstanding Incentive Options and authorize the granting of new options in substitution therefore specifying a lower price. Notwithstanding the foregoing, however, no modification of an option shall, without the consent of the option recipient, alter or impair any rights or obligations under any option theretofore granted under the Plan.

(j)   Withholding

Whenever the Corporation proposes or is required to issue or transfer shares of Capital Stock under the Plan, the Corporation shall have the right to require the option recipient, prior to the issuance or delivery of any certificates for such shares, to remit to the Corporation, or provide indemnification satisfactory to the Corporation for, an amount sufficient to satisfy any federal, state, local, and foreign withholding tax requirements incurred as a result of an option exercise under the Plan by such option recipient.

(k)   Other Provisions

The option agreements authorized under the Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of the option, as the Committee shall deem advisable. Limitations and restrictions shall be placed upon the exercise of Incentive Options, in the Incentive Option agreement, so that such option will be an "incentive stock option" as defined in Section 422 of the Internal Revenue Code of 1986.

6.   TERM OF PLAN

Incentive Options and Non-Statutory Options may be granted pursuant to the Plan from time to time within a period of five (5) years commencing on June 1, 1997, and continuing through May 31, 2002.

7.   INDEMNIFICATION OF COMMITTEE

In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Corporation against the reasonable expenses, including, attorney's fees, actually and necessarily incurred in connection with the defense of any action, suit, or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any option granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit, or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit, or proceeding, that such Committee member is liable for willful misconduct in the performance of his duties; provided, that within sixty (60) days after institution of any such action, suit, or proceeding a Committee member shall in writing offer the Corporation the opportunity, at its own expense, to handle and defend the same.

8.   AMENDMENT OF THE PLAN

The Board of Directors, insofar as permitted by law, shall have the right from time to time with respect to any shares at the time not subject to options, to suspend or discontinue the Plan or revise or amend it in any respect whatsoever, except that without approval of the shareholders of the Company, no such revision or amendment shall: (a) change the number of shares for which options may be granted under the Plan either in the aggregate or to any individual employee, except as contemplated by the third sentence of Article 4 and by Article 5(g), (b) change the provisions relating to the determination of employees to whom options shall be granted, (c) remove the administration of the Plan from the Committee, or (d) decrease the price at which Incentive Options may be granted.

9.   APPLICATION OF FUNDS

The proceeds received by the Corporation from the sale of Capital Stock pursuant to the exercise of options will be used for general corporate purposes.

10.   NO OBLIGATION TO EXERCISE OPTION

The granting of an option shall impose no obligation upon the option recipient to exercise such option.

11.   APPROVAL OF STOCKHOLDERS

This Plan shall take effect on June 1, 1997, subject to approval by the affirmative vote of the holders of the majority of the outstanding shares of Capital Stock of the Corporation present, or represented, and entitled to vote at a meeting of the shareholders, which approval must occur within the period beginning twelve (12) months before and ending twelve (12) months after the date the Plan is adopted by the Board of Directors.

INTERGRAPH CORPORATION
SECOND AMENDED AND RESTATED 2002 STOCK OPTION PLAN

1.   PURPOSE

This Second Amended and Restated 2002 Stock Option Plan of Intergraph Corporation (the "Plan") is intended as an incentive for key employees (including officers) which will foster increased productivity, encourage them to remain in the employ of Intergraph Corporation (the "Corporation"), and enable them to acquire or increase their proprietary interest in the Corporation. At the discretion of the Committee (as defined below), options issued pursuant to this Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options"), or options which are not Incentive Options ("Non-Statutory Options") (Incentive Options and Non-Statutory Options are collectively referred to as "Options"). The Committee shall also be entitled to make awards of restricted stock ("Restricted Stock") in accordance with the terms of the Plan. For the purposes of the Plan, Incentive Options, Non-Statutory Options, and awards of Restricted Stock, whether singly or in combination, shall sometimes be referred to as "Awards."

2.   ADMINISTRATION

The Plan shall be administered by a committee (the "Committee") composed of the entire Board of Directors or a committee of the Board of Directors that is composed solely of two or more "Nonemployee Directors." For this purpose, the term "Nonemployee Director" shall mean a person who is a member of the Corporation's Board of Directors who (a) is not currently an employee and is not, nor has ever been, an officer of the Corporation or any parent or subsidiary of the Corporation, (b) does not directly or indirectly receive compensation for serving as a consultant or in any other non-director capacity from the Corporation or any parent or subsidiary of the Corporation that exceeds the dollar amount for which disclosure would be required pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended ("Regulation S-K"), (c) does not possess any interest in any other transaction with the Corporation or any parent or subsidiary of the Corporation for which disclosure would be required pursuant to Item 404(a) of Regulation S-K, and (d) is not engaged in a business relationship with the Corporation or any parent or subsidiary of the Corporation which would be disclosable under Item 404 (b) of Regulation S-K. In the event the Committee is a committee composed of two or more Nonemployee Directors, the Board of Directors may from time to time remove members from, add members to, and fill vacancies on, the Committee. A member of the Committee shall be eligible to participate in the Plan and receive Awards under the Plan.

The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Action taken by a majority of the Committee at which a quorum is present, or action reduced to writing or approved in writing by a majority of the members of the Committee, shall be valid acts of the Committee.

The Committee may from time to time and at its discretion, grant Awards to eligible employees. Subject to the terms of this Plan, the Committee shall exercise its sole discretion in determining which eligible employees shall receive Awards, and the number of shares subject to each Award granted; provided that not more than 200,000 Options shall be granted to any 162(m) Employee in any calendar year. For the purposes of this Plan, a "162(m) Employee" shall mean the Chief Executive Officer of the Corporation and the other four (4) most highly compensated officers, within the meaning of U.S. Treasury Regulation Section 1.162-27(c)(2).

The Committee's interpretation and construction of any provision of the Plan, or any Award granted under it, shall be final. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under the Plan.

3.   ELIGIBILITY

Persons eligible to receive Awards shall be such key employees (including officers) of the Corporation and its subsidiaries as the Committee shall from time to time select. The determination of whether a company is a subsidiary of the Corporation shall be made in accordance with Section 424(f) of the Internal Revenue Code, as amended. An Award recipient may, subject to the terms and restrictions set forth in the Plan, hold more than one type of Award. No person shall be eligible to receive an Award for a larger number of shares than is granted to him or her by the Committee. In selecting the individuals to whom Awards shall be granted, as well as determining the number of shares subject to each Award, the Committee shall weigh the position and responsibility of the individual being considered, the nature of his or her services, his or her present and potential contributions to the Corporation, and such other factors as the Committee deems relevant to accomplish the purposes of the Plan.

4.   STOCK

The stock subject to Awards issued under the Plan shall be shares of the Corporation's authorized but unissued, or reacquired, ten cent ($.10) par value common stock (hereafter sometimes called "Capital Stock" or "Common Stock"). The aggregate number of shares which may be issued pursuant to Awards under the Plan shall not exceed 2,000,000 shares of Capital Stock, of which no more than 400,000 shall be shares of Capital Stock with respect to which Restricted Stock awards may be granted. The limitations established by the preceding sentence shall be subject to adjustment as provided in Article 6(g) of the Plan so that should one of the events outlined in Article 6(g) occur, the limitations may be increased to reflect such event(s) without shareholder approval. Notwithstanding the foregoing and subject to Article 6(g) of the Plan, no Award recipient may receive Awards under the Plan in any calendar year that relate to more than 200,000 shares of Capital Stock.

In the event that any outstanding Award under the Plan for any reason expires or is terminated, the shares of Capital Stock allocable to the unexercised portion of such Award may again be subjected to an Award under the Plan.

5.   RESTRICTED SHARES

(a)   Grant

(i)   Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the participants to whom Restricted Shares shall be granted, the number of Restricted Shares to each participant, the duration of the period during which, and the conditions under which, the Restricted Shares may be forfeited to the Corporation, and the other terms and conditions of such Restricted Share awards. The Restricted Share awards shall be evidenced by agreements in such form as the Committee shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan.

(ii)   Subject to Section 4, each Restricted Share award made under the Plan shall be for such number of shares of Capital Stock as shall be determined by the Committee and set forth in the award agreement containing the terms of such Restricted Share award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment of the Corporation in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the shares of Capital Stock covered by the Restricted Share award. The award agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the shares of Capital Stock to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share awards.

(b)   Delivery of Shares and Transfer Restrictions

At the time of a Restricted Share award, a certificate representing the number of shares of Capital Stock awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Corporation or any custodian appointed by the Corporation for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The grantee shall have all rights of a stockholder with respect to the Restricted Shares, including the right to receive dividends and the right to vote such shares of Capital Stock, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the award agreement with respect to such shares of Capital Stock; (ii) none of the shares of Capital Stock may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee at or after grant, all of the shares of Capital Stock shall be forfeited and all rights of the grantee to such shares of Capital Stock shall terminate, without further obligation on the part of the Corporation, unless the grantee remains in the continuous employment of the Corporation for the entire restricted period in relation to which such shares of Capital Stock were granted and unless any other restrictive conditions relating to the Restricted Share award are met. Any shares of Capital Stock, any other securities of the Corporation, and any other property (except for cash dividends) distributed with respect to the shares of Capital Stock subject to Restricted Share awards shall be subject to the same restrictions, terms, and conditions as such Restricted Shares.

(c)   Termination of Restrictions

At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the award agreement relating to the Restricted Share award or in the Plan shall lapse as to the restricted shares of Capital Stock subject thereto, and a stock certificate for the appropriate number of shares of Capital Stock, free of the restrictions and restricted stock legend, shall be delivered to the grantee or the grantee's beneficiary or estate, as the case may be.

6.   TERMS AND CONDITIONS OF THE PLAN

No obligation to retain an Award recipient as an employee of the Corporation or its subsidiaries, or to provide or continue providing the Award recipient with, or to permit the Award recipient to retain, any incident associated with or arising out of employment with the Corporation or its subsidiaries, including, but not limited to, tenure, salary, benefits, title, or position, shall be imposed on the Corporation or its subsidiaries by virtue of the adoption of the Plan, the grant or acceptance of an Award granted pursuant to the Plan, or the exercise of an Option under the Plan. Awards granted under the Plan shall be authorized by the Committee and shall be evidenced by agreements in such form as the Committee shall from time to time approve. Such agreements shall conform with, and be subject to, the following terms and conditions:

(a)   Number of Shares and Form of Award

Each Award agreement shall state the number of shares to which it pertains, whether the Award granted is an Incentive Option, a Non-Statutory Option (and, in the case of Non-Statutory Options, the vesting period relating to such Options), or an award of Restricted Stock.

(b)   Option Price

Each Option agreement shall state the Option exercise price. The per share exercise price for shares obtainable pursuant to any Option, including any Option granted to a 162(m) Employee, shall not be less than 100% of the Fair Market Value, as defined below, of the shares of Capital Stock of the Corporation on the date the Option is granted. For all purposes under the Plan, "Fair Market Value" shall mean, unless otherwise determined by the Committee in good faith, the closing sale price of the Common Stock as reported on The Nasdaq Stock Market® (or the mean between the highest and lowest per share sales price should the Common Stock be listed on an exchange) on a given day, or if the Common Stock is not traded on that day, then on the next preceding day on which such stock was traded (the "Fair Market Value"). Subject to the foregoing, the Committee shall have full authority and discretion, and shall be fully protected, with respect to the price fixed for shares obtainable pursuant to the exercise of Options. The aggregate Fair Market Value (determined at the time the Incentive Option is granted) of the Common Stock with respect to which Incentive Options are exercisable for the first time by the Option recipient during any calendar year (under all such plans of the Corporation and its subsidiary corporations) shall not exceed $100,000. If an Option recipient is granted Incentive Options which exceed this limitation, the Incentive Options shall be considered a Non-Statutory Option to the extent such limitation is exceeded. Notwithstanding the foregoing, no Incentive Option shall be granted to an employee who, immediately after such option is granted, owns or has rights to stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation, unless such Option is granted at a price which is at least 10% greater than the Fair Market Value of the stock subject to the Incentive Option and such Option by its terms is not exercisable after the expiration of five (5) years from the date such Option is granted.

(c)   Medium and Time of Payment

Subject to any other exercise restrictions contained in the Plan, the Option recipient may pay the Option exercise price in cash, by means of unrestricted shares of the Corporation's Common Stock (subject to the provisions of this Section 6(c)), or in any combination thereof. As determined by the Committee, in its sole discretion, at or (except in the case of an Incentive Option) after grant, payment in full or in part may be made in the form of shares of Common Stock already owned by the optionee and held by the Option recipient for at least six months (in each case valued at the Fair Market Value of the Common Stock on the date the Option is exercised). The Option recipient must pay for shares received pursuant to an Option exercise on or before the date of delivery of the shares to the Option recipient. Subject to the requirements of rules promulgated by the Securities and Exchange Commission and Regulation T promulgated by the Federal Reserve Board, the Committee, in its sole discretion, may establish procedures whereby an Option recipient may exercise an Option or a portion thereof without making a direct payment of the Option price to the Corporation. If the Committee so elects to establish a cashless exercise program, the Committee shall determine, in its sole discretion, and from time to time, such administrative procedures and policies as it deems appropriate and such procedures and policies shall be binding on any Option recipient utilizing the cashless exercise program. Payment in currency or by check, bank draft, cashier's check, or postal money order shall be considered payment in cash. In the event of payment in the Corporation's Common Stock, the shares used in payment of the purchase price shall be taken at the Fair Market Value of such shares on the date they are tendered to the Corporation.

(d)   Term and Exercise of Options

The vesting period for all Non-Statutory Options shall be determined by the Committee in its sole discretion. No Incentive Options shall be exercisable either in whole or in part prior to twelve (12) months from the date that they are granted. Subject to the right of accretion provided for below, each Incentive Option shall be exercisable in four (4) installments, as follows: (1) up to one-fourth of the total shares covered by the Option may be purchased after twelve (12) months from the date the Option is granted; (2) up to one-fourth of the total shares covered by the Option may be purchased after twenty-four (24) months from the date the Option is granted; (3) up to one-fourth of the total shares covered by the Option may be purchased after thirty-six (36) months from the date the Option is granted; and (4) up to one-fourth of the total shares covered by the Option may be purchased after forty-eight (48) months from the date the Option is granted. The Committee may provide, however, for the exercise of an Option after the initial twelve (12) month period, either as an increased percentage of shares per year or as to all remaining shares, if the Option recipient dies, is or becomes disabled, or retires. During the Option recipient's lifetime, the Option shall be exercisable only by the Option recipient, or the Option recipient's guardian or legal representative if one has been appointed, and shall not be assignable or transferable other than by will or the laws of descent and distribution. To the extent not exercised, Option installments shall accumulate and be exercisable, in whole or in part, in any subsequent period but not later than ten (10) years from the date the Option is granted. No Option is exercisable after the expiration of ten (10) years from the date it is granted.

(e)   Termination of Employment Except Death

If an Option recipient's employment with the Corporation or its subsidiaries ceases for any reason other than the Option recipient's death, all Options held by him pursuant to the Plan and not previously exercised as of the date of such termination shall terminate and become void and of no effect three (3) months from the date the Option recipient's employment is terminated, provided that no Option shall be exercisable after the expiration of ten (10) years from the date it is granted. Authorized leaves of absence or absence for military service shall not constitute termination of employment for the purposes of the Plan.

(f)   Death of Option Recipient and Transfer of Option

If an Option recipient dies while employed by the Corporation or its subsidiaries and has not fully exercised all of his or her exercisable Options, such Options may be exercised, at any time within one (1) year after death, by the Option recipient's executors or administrators, or by any person or persons who shall have acquired the Option directly from the Option recipient by bequest or inheritance. In no event, however, shall the Option be exercisable more than ten (10) years after the date such Option is granted. An Option transferred to an Option recipient's estate or to a person to whom such right devolves by reason of the Option recipient's death shall be nontransferable by the Option recipient's executor or administrator or by such person, except that the Option may be distributed by the Option recipient's executors or administrators to the distributees of the Option recipient's estate entitled thereto.

(g)   Recapitalization or Dividend

Subject to any required action by the shareholders, the aggregate number of shares which may be issued pursuant to Awards, the number of shares of Capital Stock covered by each outstanding Award, and the price per share applicable to shares under such Awards, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Capital Stock of the Corporation resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Capital Stock), or any other increase or decrease in the number of such shares effected without receipt of consideration by the Corporation. In addition, in the event the Corporation pays a cash dividend, the Committee may, without approval of the shareholders of the Company, proportionately adjust the aggregate number of shares which may be issued pursuant to Awards, the number of shares of Capital Stock covered by each outstanding Award, and/or the price per share applicable to shares under such Awards.

If the Corporation is merged with or consolidated into any other corporation, or if all or substantially all of the business or property of the Corporation is sold, or if the Corporation is liquidated or dissolved, or if a tender or exchange offer is made for all or any part of the Corporation's voting securities, or if any other actual or threatened change in control of the Corporation occurs, the Committee, with or without the consent of the Option recipient, may (but shall not be obligated to), either at the time of or in anticipation of any such transaction, take any of the following actions that the Committee may deem appropriate in its sole and absolute discretion: (i) cancel any Option by providing for the payment to the Award recipient of the excess of the Fair Market Value of the shares subject to the Award over the exercise price of the Option, (ii) substitute a new Option of substantially equivalent value for any Option, (iii) accelerate the exercise terms of any Award, or (iv) make such other adjustments in the terms and conditions of any Option as it deems appropriate.

In the event of a change in Capital Stock of the Corporation as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any change shall be deemed to be the Capital Stock within the meaning of the Plan.

To the extent that the foregoing adjustments relate to stock or securities of the Corporation, such adjustments shall be made by the Committee, whose determination in that respect shall be final.

Except as otherwise expressly provided in this Article 6(g), the Option recipient shall have no rights by reason of any subdivision or consolidation of shares of stock of any class, or the payment of any stock dividend or cash dividend, or any other increase or decrease in the number of shares of stock of any class, or by reason of any dissolution, liquidation, merger or consolidation, or spin-off of assets or stock of another corporation. Any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Capital Stock subject to the Option.

The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets.

(h)   Rights as a Stockholder

An Option recipient or a transferee of an Option shall have no rights as a stockholder with respect to any shares subject to his Option until a stock certificate is issued to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property), distributions, or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Article 6(g) of the Plan.

(i)   Modification, Extension, and Renewal of Awards

Subject to the terms of the Plan, the Committee may modify, extend, or renew outstanding Options granted under the Plan, or accept the surrender of outstanding Options (to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefore (to the extent not theretofore exercised). With the exception of the second sentence of Article 6(g), the Committee shall not, however, modify any outstanding Options so as to specify a lower price, or accept the surrender of outstanding Options and authorize the granting of new Options in substitution therefore specifying a lower price. Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Option recipient, alter or impair any rights or obligations under any Option theretofore granted under the Plan.

(j)   Withholding

Whenever the Corporation proposes or is required to issue or transfer shares of Capital Stock under the Plan, the Corporation shall have the right to require the Option recipient, prior to the issuance or delivery of any certificates for such shares, to remit to the Corporation, or provide indemnification satisfactory to the Corporation for, an amount sufficient to satisfy any federal, state, local, and foreign withholding tax requirements incurred as a result of an Award under the Plan by such Award recipient. The Corporation shall have the right to withhold such amounts from any other source owed to the recipient, including regular wages or salary.

(k)   Other Provisions

The Award agreements authorized under the Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of the Award, as the Committee shall deem advisable. Limitations and restrictions shall be placed upon the exercise of Incentive Options, in the Incentive Option agreement, so that such Options will be "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986.

7.   TERM OF PLAN

Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years commencing on June 1, 2002, and continuing through May 31, 2012.

8.   INDEMNIFICATION OF COMMITTEE

In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Corporation against the reasonable expenses, including, attorney's fees, actually and necessarily incurred in connection with the defense of any action, suit, or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit, or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit, or proceeding, that such Committee member is liable for willful misconduct in the performance of his duties; provided, that within sixty (60) days after institution of any such action, suit, or proceeding a Committee member shall in writing offer the Corporation the opportunity, at its own expense, to handle and defend the same.

9.   AMENDMENT OF THE PLAN

The Board of Directors, insofar as permitted by law, shall have the right from time to time with respect to any shares at the time not subject to Awards, to suspend or discontinue the Plan or revise or amend it in any respect whatsoever, except that without approval of the shareholders of the Company, no such revision or amendment shall: (a) change the number of shares for which Awards may be granted under the Plan either in the aggregate or to any individual employee, except as contemplated by the third sentence of Article 4 and by Article 6(g), (b) change the provisions relating to the determination of employees to whom Awards shall be granted, (c) remove the administration of the Plan from the Committee, or (d) decrease the price at which Incentive Options may be granted.

10.   APPLICATION OF FUNDS

The proceeds received by the Corporation from the sale of Capital Stock pursuant to the exercise of Options will be used for general corporate purposes.

11.   NO OBLIGATION TO EXERCISE OPTION

The granting of an Option shall impose no obligation upon the Option recipient to exercise such option.

12.   APPROVAL OF STOCKHOLDERS

This Plan shall take effect on June 1, 2002, subject to approval by the affirmative vote of the holders of the majority of the outstanding shares of Capital Stock of the Corporation present, or represented, and entitled to vote at a meeting of the shareholders, which approval must occur within the period beginning twelve (12) months before and ending twelve (12) months after the date the Plan is adopted by the Board of Directors.

INTERGRAPH CORPORATION
AMENDED AND RESTATED NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

1.   Purpose. The purpose of the Intergraph Corporation Nonemployee Director Stock Option Plan (the "Plan") is to secure for Intergraph Corporation (the "Company") and its shareholders the benefits of the long-term incentives inherent in increased common stock ownership by the members of the Board of Directors (the "Board") of the Company who are not employees of the Company or its Affiliates, by strengthening the identification of Nonemployee Directors with the interests of all Intergraph Corporation shareholders.

2.   Definitions. The terms defined in this Section 2 shall have the following meanings, unless the context otherwise requires.

        a.   "Affiliate" shall mean any corporation, partnership, joint venture, or other entity in which the Company holds an equity, profit, or voting interest of more than fifty percent (50%).

        b.   "Annual Meeting of Shareholders" shall mean the annual meeting of shareholders of the Company held each calendar year.

        c.   "Code" shall mean the Internal Revenue Code of 1986, as amended to date and as it may be amended from time to time.

        d.   "Company" shall mean Intergraph Corporation, a Delaware corporation.

        e.   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended to date and as it may be amended from time to time.

        f.   "Fair Market Value" per Share shall mean as of any day

        (1)   the fair market value of a share of the Company's common stock is the closing price reported by The Nasdaq Stock Market® on the business day immediately preceding the date as of which fair market value is being determined or, if there were no sales of shares of the Company's common stock reported on such day, on the most recently preceding day on which there were sales, or

        (2)   if the shares of the Company's stock are not listed on The Nasdaq Stock Market® on the day as of which the determination is made, the amount determined by the Board or its delegate to be the fair market value of a share on such day.

        g.   "Nonemployee Director" shall mean a member of the Board of Directors of the Company who is not also an officer or other employee of the Company or an Affiliate.

        h.   "Non-Statutory Stock Option" ("NSO") shall mean a stock option, which does not qualify for special tax treatment under Sections 421 or 422 of the Internal Revenue Code.

        i.   "Option" shall mean either a First Option or an Annual Option granted pursuant to the provisions of Section 4 of this Plan.

        j.   "Participant" shall mean any person who holds an Option granted under this Plan.

        k.   "Plan" shall mean this Intergraph Corporation Nonemployee Director Stock Option Plan.

3.   Administration.

        a.   The Plan shall be administered by the Board. The Board may, by resolution, delegate part or all of its administrative powers with respect to the Plan.

        b.   The Board shall have all of the powers vested in it by the terms of the Plan, such powers to include the authority, within the limits prescribed herein, to establish the form of the agreement embodying grants of

Options made under the Plan.

        c.   The Board shall, subject to the provisions of the Plan, have the power to construe the Plan, to determine all questions arising thereunder, and to adopt and amend such rules and regulations for the administration of the Plan as it may deem desirable, such administrative decisions of the Board to be final and conclusive.

        d.   The Board shall have no discretion to select the Nonemployee Directors to receive Option grants under the Plan or to determine the number of shares of the Company's common stock subject to the Plan or to each grant, nor the exercise price of the Options granted pursuant to the Plan.

        e.   The Board may authorize any one or more of their number or the Secretary or any other officer of the Company to execute and deliver documents on behalf of the Board. The Board hereby authorizes the Secretary to execute and deliver all documents to be delivered by the Board pursuant to the Plan.

        f.   The expenses of the Plan shall be borne by the Company.

4.   <u>Automatic Grants to Nonemployee Directors</u>.

        a.   As of the date of adoption of this Plan by the shareholders of the Company, each current Nonemployee Director shall be granted an option to purchase three thousand (3,000) shares of the Company's common stock under the Plan (the "First Option"). Thereafter, as of the day upon which shareholders vote to elect directors at each annual meeting of the Company, each Nonemployee Director of the Board shall be granted an additional option to purchase fifteen hundred (1,500) shares of the Company's common stock under the Plan (the "Annual Option"); provided, however, that a Nonemployee Director who has not previously been elected as a member of the Board of Directors of the Company shall also be granted an option to purchase three thousand (3,000) shares of the Company's common stock under the Plan, on the first business day of the Nonemployee Director's election to the Board, including election by the Board of Directors to fill a vacancy on the Board.

        b.   The automatic grants to Nonemployee Directors shall not be subject to the discretion of any person.

        c.   Each Option granted under the Plan shall be evidenced by a written Agreement. Each Agreement shall be subject to, and incorporate, by reference or otherwise, the applicable terms of this Plan.

        d.   During the lifetime of a Participant, each Option shall be exercisable only by the Participant. No Option granted under the Plan shall be assignable or transferable by the Participant, except by will or by the laws of descent and distribution.

5.   <u>Shares of Stock Subject to the Plan</u>.

        a.   Subject to adjustment (which, for greater certainty, does not require shareholder approval) as provided in Section 10 of the Plan, an aggregate of two hundred fifty thousand (250,000) shares of the Company's common stock, $.10 par value, shall be available for issuance to Nonemployee Directors under the Plan. No fractional shares shall be issued.

        b.   First Option Grants and Annual Option Grants shall reduce the shares available for issuance under the Plan by the number of shares subject thereto. The shares deliverable upon exercise of any First Option Grant or Annual Option Grant may be made available from authorized but unissued shares or shares reacquired by the Company, including shares purchased in the open market or in private transactions. If any unexercised First Option Grant or Annual Option Grant shall terminate for any reason, the shares subject to, but not delivered under, such First Option Grant or Annual Option Grant shall be available for other First Option Grants or Annual Option Grants.

6.   <u>Non-Statutory Options</u>. All Options granted to Nonemployee Directors pursuant to the Plan shall be NSOs.

7.   <u>Exercise Price</u>.

        a.   The price per share of the shares of the Company's common stock which may be purchased

upon exercise of an Option ("Exercise Price") shall be one hundred percent (100%) of the Fair Market Value per Share on the date the Option is granted and shall be payable in full at the time the Option is exercised as follows:

(1) in cash or by certified check,

(2) by delivery of shares of common stock to the Company which shall have been owned by the Nonemployee Director for at least six (6) months and have a Fair Market Value per Share on the date of surrender equal to the Exercise Price, or

(3) by delivery to the Company of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company from sale or loan proceeds the amount required to pay the exercise price.

b. Such price shall be subject to adjustment without shareholder approval as provided in Section 10 hereof.

8. Duration and Vesting of Options.

a. The term of each Option granted to a Nonemployee Director shall be for ten (10) years from the date of grant, unless terminated earlier pursuant to the provisions of Section 9 hereof.

b. Each Option shall vest and become exercisable according to the following schedule:

(1) thirty-three and one-third (33-1/3) of the total number of shares covered by the Option shall become exercisable beginning with the first anniversary date of the grant of the Option;

(2) thirty-three and one-third (33-1/3) of the total number of shares covered by the Option shall become exercisable on each subsequent anniversary date of the grant of the Option until the third anniversary date of the grant of the Option upon which the total number of shares covered by Option shall become exercisable.

9. Effect of Termination of Membership on the Board. The right to exercise an Option granted to a Nonemployee Director shall be limited as follows, provided the actual date of exercise is in no event after the expiration of the term of the Option:

a. If a Nonemployee Director ceases being a director of the Company for any reason other than the reasons identified in subparagraph b. of this Section 9, the Nonemployee Director shall have the right to exercise the Options as follows, subject to the condition that no Option shall be exercisable after the expiration of the term of the Option.

(1) If the Nonemployee Director was a member of the Board of Directors of the Company for five (5) or more years, all outstanding Options become immediately exercisable upon the date the Nonemployee Director ceases being a director. The Nonemployee Director may exercise the Options for a period of thirty-six (36) months from the date the Nonemployee Director ceased being a director, provided that if the Nonemployee Director dies before the thirty-six (36) month period has expired, the Options may be exercised by the Nonemployee Director's legal representative or any person who acquires the right to exercise an Option by reason of the Nonemployee Director's death for a period of twelve (12) months from the date of the Nonemployee Director's death.

(2) If the Nonemployee Director was a member of the Board of Directors of the Company for less than five (5) years, the Nonemployee Director may exercise the Options, to the extent they were exercisable at the date the Nonemployee Director ceases being a member of the Board, for a period of thirty (30) days following the date the Nonemployee Director ceased being a director, provided that, if the Nonemployee Director dies before the thirty (30) day period has expired, the Options may be exercised by the Nonemployee Director's legal representative, or any person who acquires the right to exercise an Option by reason of the Nonemployee Director's death, for a period of twelve (12) months from the date of the Nonemployee Director's death.

(3) If the Nonemployee Director dies while a member of the Board, the Options, to the extent exercisable by the Nonemployee Director at the date of death, may be exercised by the Nonemployee

Director's legal representative, or any person who acquires the right to exercise an Option by reason of the Nonemployee Director's death, for a period of twelve (12) months from the date of the Nonemployee Director's death.

(4)   In the event any Option is exercised by the executors, administrators, legatees, or distributees of the estate of a deceased optionee, the Company shall be under no obligation to issue stock thereunder unless and until the Company is satisfied that the person or persons exercising the Option are the duly appointed legal representatives of the deceased optionee's estate or the proper legatees or distributees thereof.

b.   If a Nonemployee Director ceases being a director of the Company due to an act of

(1)   fraud or intentional misrepresentation or

(2)   embezzlement, misappropriation, or conversion of assets or opportunities of the Company or any Affiliate of the Company or

(3)   any other gross or willful misconduct as determined by the Board, in its sole and conclusive discretion,

all Options granted to such Nonemployee Director shall immediately be forfeited as of the date of the misconduct.

10.   Adjustments and Changes in the Stock.

a.   If there is any change in the common stock of the Company by reason of any stock dividend, stock split, spin-off, split-up, merger, consolidation, recapitalization, reclassification, combination or exchange of shares, or any other similar corporate event, or if the Company declares a cash dividend, the aggregate number of shares available under the Plan, and the number and the price of shares of common stock subject to outstanding Options shall be appropriately adjusted automatically.

b.   No right to purchase fractional shares shall result from any adjustment in Options pursuant to this Section 10. In case of any such adjustment, the shares subject to the Option shall be rounded down to the nearest whole share.

c.   Notice of any adjustment shall be given by the Company to each holder of any Option which shall have been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

11.   Effective Date of the Plan.

a.   The Plan shall become effective on the date it is approved by the shareholders of the Company.

b.   Any amendment to the Plan shall become effective when adopted by the Board, unless specified otherwise, but no Option granted under any increase in shares authorized to be issued under this Plan shall be exercisable until the increase is approved in the manner prescribed in Section 12 of this Plan.

12.   Amendment of the Plan.

a.   The Board of Directors may amend, suspend, or terminate the Plan at any time, but without shareholder approval, no amendment shall materially increase the maximum number of shares which may be issued under the Plan (other than adjustments pursuant to Section 10 hereof), materially increase the benefits accruing to Participants under the Plan (other than adjustments pursuant to Section 10 hereof), materially modify the requirements as to eligibility for participation, or extend the term of the Plan. Approval of the shareholders may be obtained, at a meeting of shareholders duly called and held, by the affirmative vote of a majority of the holders of the Company's voting stock who are present or represented by proxy and are entitled to vote on the Plan.

b.   It is intended that the Plan meet the requirements of Rule 16b-3 or any successor thereto promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including any applicable requirements regarding shareholder approval. Amendments to the Plan shall be subject to approval by the shareholders of the Company to the extent determined by the Board of Directors to be necessary to satisfy such requirements as in effect from time to time.

c.   Rights and obligations under any Option granted before any amendment of this Plan shall not be materially and adversely affected by amendment of the Plan, except with the consent of the person who holds the Option, which consent may be obtained in any manner that the Board or its delegate deems appropriate.

d.   The Board of Directors may not amend the provisions of Sections 4, 6, 7, 8, and 9 hereof more than once every six (6) months, other than to comport with changes in the Code, ERISA, or the rules thereunder.

13.   Termination of the Plan.

a.   The Plan, unless sooner terminated, shall terminate at the end of ten (10) years from the date the Plan is approved by the shareholders of the Company. No Option may be granted under the Plan while the Plan is suspended or after it is terminated.

b.   Rights or obligations under any Option granted while the Plan is in effect, including the maximum duration and vesting provisions, shall not be altered or impaired by suspension or termination of the Plan, except with the consent of the person who holds the Option, which consent may be obtained in any manner that the Board or its delegate deems appropriate.

14.   Registration, Listing, Qualification, Approval of Stock and Options. If the Board shall determine, in its discretion, that it is necessary or desirable that the shares of common stock subject to any Option

a.   be registered, listed, or qualified on any securities exchange or under any applicable law, or

b.   be approved by any governmental regulatory body, or

c.   approved by the shareholders of the Company, as a condition of, or in connection with, the granting of such Option, or the issuance or purchase of shares upon exercise of the Option, then the Option may not be exercised in whole or in part unless such registration, listing, qualification, or approval has been obtained free of any condition not acceptable to the Board of Directors.

15.   No Right to Option or as Shareholder.

a.   No Nonemployee Director or other person shall have any claim or right to be granted an Option under the Plan, except as expressly provided herein. Neither the Plan nor any action taken hereunder shall be construed as giving any Nonemployee Director any right to be retained in the service of the Company.

b.   Neither a Nonemployee Director, the Nonemployee Director's legal representative, nor any person who acquires the right to exercise an Option by reason of the Nonemployee Director's death shall be, or have any of the rights or privileges of, a shareholder of the Company in respect of any shares of common stock receivable upon the exercise of any Option granted under this Plan, in whole or in part, unless and until certificates for such shares shall have been issued.

16.   Governing Law. The validity, construction, interpretation, administration, and effect of this Plan and any rules, regulations, and actions relating to this Plan will be governed by and construed exclusively in accordance with the laws of the State of Delaware.